Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2014. This MD&A should be read in conjunction with our 2014 annual consolidated financial statements and related notes and is dated March 26, 2015. Unless the context indicates otherwise, references in this MD&A to “the Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s financial statements are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Additional information about the company, including our 2014 Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, among other things, we prepare our financial statements in accordance with applicable Canadian laws and do not apply U.S. GAAP to our financial statements or reconcile our financial statements to U.S. GAAP. In addition, we are an eligible issuer under the Multijurisdictional Disclosure System (“MJDS”). Pursuant to MJDS, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC.

Organization of the MD&A

PART 1 – Overview and Outlook
Our Business	11
Strategy and Value Creation	12
Economic and Market Review and Outlook	13
Basis of Presentation and Use of Non-IFRS Measures	15

PART 2 – Financial Performance
Review
Selected Annual Financial Information	17
Annual Financial Performance	18
Financial Profile	25
Quarterly Financial Performance	30
Corporate Dividends	32

PART 3 – Operating Segment Results
Basis of Presentation	33
Results by Operating Segment	35
Asset Management	37
Property	40
Renewable Energy	43
Infrastructure	45
Private Equity	47
Residential Development	48
Service Activities	49
Corporate Activities	49

PART 4 – Capitalization and Liquidity
Financing Strategy	51
Capitalization	51
Interest Rate Profile	56

Liquidity	56
Review of Consolidated Statements of Cash Flows	58
Contractual Obligations	59
Exposures to Selected Financial Instruments	60

PART 5 – Operating Capabilities, Environment and Risks
Operating Capabilities	61
Risk Management	61
Business Environment and Risks	62

PART 6 – Additional Information
Accounting Policies and Internal Controls	75
Related Party Transactions	78

Part 1 provides an overview of our business, including a discussion of our strategy, and the economic environment and outlook at the time of writing. This section also contains information on the basis of presentation of financial information and key financial measures contained in the MD&A.

Part 2 discusses our annual and fourth quarter financial results utilizing key financial measures contained in our Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Balance Sheets.

Part 3 discusses the results of our various operating segments based on segmented financial measures, including Funds from Operations and Common Equity by Segment, certain of which are non-IFRS measures.

Part 4 reviews our capitalization and liquidity profile.

Part 5 discusses our operating capabilities and a number of key risks associated with our business and our issued securities. Further information on risks is contained in our Annual Information Form.

Part 6 contains additional information on our accounting policies, internal control environment and related party transactions.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This MD&A to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 150.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and for valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within the MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

10    BROOKFIELD ASSET MANAGEMENT

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $200 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including fees, carried interests and other forms of performance income for doing so. As at December 31, 2014, our managed funds and listed partnerships represented $89 billion of invested and committed fee bearing capital. These products include publicly listed partnerships that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage portfolios of listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients’ by investing alongside them and have $27 billion of capital invested in our listed partnerships and private funds, based on IFRS carrying values.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into five principal groups (“operating platforms”). Our property, renewable energy, infrastructure and private equity platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from ourselves and our clients. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

We have formed a large capitalization listed partnership entity in each of our property, renewable energy and infrastructure groups, which serves as the primary vehicle through which we invest in each respective segment. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital. Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”), our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure:

1.	Includes asset management and corporate activities
2.	Economic ownership interest, see page 34 for further details
3.	Privately held, includes private equity, residential development and service activities

2014 ANNUAL REPORT    11

STRATEGY AND VALUE CREATION

Our business is centred around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable energy and infrastructure facilities. Whether they provide high-quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We actively invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. Our operating platforms include approximately 30,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities.

We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

12    BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at January 31, 2015)

The predictions and forecasts within our Economic and Market Review and Outlook are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section. For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to Part 5 – Operating Capabilities, Environment and Risks.

Overview and Outlook

Despite a weak start to the year, the recovery in the U.S. now seems firmly entrenched and could deliver 3.0% growth over the next couple of years as lower oil prices drive consumer activity and residential construction picks up to match household formation and other positive trends. In contrast, lower oil prices will be negative for real GDP growth in Canada, which will see growth slow to 2.0% and economic activity rotate from Western commodity-oriented provinces to Eastern manufacturing-oriented ones. The recovery in the United Kingdom continues and it should achieve growth of about 2.5% in 2015. The Eurozone struggles to generate growth and will likely only expand by about 1.0% in 2015. Inflation remains extremely weak and is trending lower, and while a more aggressive European Central Bank should offset the risks of a deflationary spiral, lower oil prices will keep inflation measures subdued for most of 2015. Brazil is also struggling to grow as a number of near-term challenges are weighing on economic activity. Forecasters are rightly pessimistic that Brazil will see weak real GDP growth in 2015 below 1% but they have become overly pessimistic about Brazil’s long-term prospects. Real GDP growth in China slowed to 7.4% in 2014 and will slow further in 2015 as the economy transitions away from an investment-led, export-driven economic model to a more balanced model where domestic demand and consumption play an increasingly important role. Australia is being caught up in this transition and it too will have to adjust to a slowdown in mining investment that had been supporting China’s rapidly increasing demand for commodities. Lower oil prices and a weaker Australian dollar will ease the adjustment somewhat, but growth will still likely slow to 2.5% this year.

United States

While the contraction in U.S. real GDP at the start of 2014 caused some to question the robustness of the U.S. recovery, a strong back half of the year suggests the U.S. is now growing at about 3.0%, a solid rate for the world’s largest economy. This is in spite of the fact that U.S. housing starts remain stuck around 1 million units, about 500,000 units below levels consistent with long-term support for population growth and household formation. In addition, the sharp decline in oil prices at the end of the year will be a net positive for U.S. growth, even if lower oil prices takes some momentum out of investment in the U.S. energy sector. These factors reinforce our view that the U.S. is on track to achieve 3.0% or higher growth in 2015. The strength of the U.S. economy has correlated to a much stronger U.S. dollar, which has appreciated more than 10-15% on a trade-weighted basis since mid-2014. Most of the appreciation is supported by interest rate spreads favouring the U.S. dollar at the front end of relative rates curves, with many global central banks cutting rates in response to weaker commodity prices and sluggish domestic growth. The global divergence in monetary policy will continue into 2015 and should be supportive of further gains in the U.S. dollar. Given the structure of the U.S. current account, we do not see this as a major risk to the U.S. recovery.

Canada

Canada recorded 2.4% real GDP growth in 2014 but this will likely slow to about 2.0% in 2015 as the sharp fall in oil prices and the nearly 20% decline of the Canadian dollar will see the drivers of GDP growth in Canada shift from western commodity-oriented provinces to eastern manufacturing-oriented provinces. This adjustment will take some time, as investment in the oil and gas sector – representing about 30% of total business investment – is reduced. The negative impact of these cuts will initially only be partly offset by an improvement in non-energy export sector, which will benefit from stronger U.S. growth and a weaker Canadian dollar. Encouragingly, non-energy exports were already picking up in the second half of 2014 but a fuller transition is a multi-year process. As would be expected, the weaker growth outlook in Canada is driving a further wedge between expectations for Canadian and U.S. interest rates, particularly following the surprise rate cut by the Bank of Canada in January, and this will continue to put downward pressures on the Canadian dollar in 2015.

United Kingdom

Real GDP in the UK grew by 2.7% in 2014, its fastest pace of growth since 2007 and capping a year that saw growth and employment surprise on the upside. Despite stronger economic activity, wage growth and inflationary pressures remain muted. Both headline and core inflation are below the Bank of England’s 2% target and the fall in oil prices will see headline inflation fall well below 1% in 2015. Longer term, lower oil prices will be positive for growth in the UK due to the benefit for consumers, but renewed volatility in the Eurozone and a general election in May could mean that the Bank of England maintains its short-term interest rate at 0.5% for the rest of 2015, as markets are currently pricing. While we expect real GDP growth in the UK to be a steady 2.5% in 2015, we are conscious of the risks created by large fiscal and current account deficits. The United Kingdom’s fiscal deficit-to-GDP stood at 5.2% in 2014 and the current account balance was approximately 5.1% of GDP. At the moment, it is difficult to foresee a scenario where London financial markets and UK assets lose their attractiveness as a haven for global capital flows. However, lower reserve accumulation in energy exporting nations (mainly Middle East and Russia) as

2014 ANNUAL REPORT    13

well as potential headline political risks surrounding the May election raise our level of concern about the durability of external financing of the twin deficits at current exchange rates.

Eurozone

The Eurozone continued to see sluggish growth of only 0.8% in 2014 and the sharp decline in oil prices pushed inflation to -0.6% on a year-over-year basis at the start of 2015. As was widely expected, the European Central Bank officially launched its quantitative easing program – committing to monthly purchases of €60 billion of government bonds and asset-backed securities until September 2016. The timing of the European Central Bank’s program comes at a time when the Eurozone continues to struggle to generate growth. While low interest rates, a weakening of the Euro and lower oil prices will help boost Eurozone growth, member states still need to address high debt levels and more has to be done to address the fundamental structural constraints of the currency union. Greece’s debt-to-GDP ratio is still 175% and Portugal and Italy have debt-to-GDP ratios above 130%. The current confrontation between Greece and its creditors is the latest, and probably most extreme, manifestation of this underlying problem but we believe the economic and political fallout from these high debts will continue to be a prominent theme in the Eurozone for many years to come. We are patiently watching private sector credit measures for signs that monetary policy measures are inducing credit expansion within the Eurozone. While the deleveraging continues, its pace has slowed and points to an expansion in early to mid-2015. This will be a necessary condition for Eurozone inflation and growth to resume.

Brazil

Brazil’s real GDP slowed to just 0.2% in 2014 as manufacturing and investment contracted, causing forecasters to become even more pessimistic about Brazil’s outlook. Measures of confidence in the Brazilian economy have fallen below levels seen during the global financial crisis. Many near-term challenges remain, including the extremely dry conditions which have sent spot electricity prices to historic highs given the hydro-dominated nature of Brazil’s electricity supply. High power prices have caused certain electricity-intensive industrials to shut down production and sell power back to the grid. Another factor behind the pessimism is the uncertain impact that the decline in commodity prices will have on Brazil’s economy, whose exports have increasingly become dominated by commodities. The price of iron ore, Brazil’s largest commodity export, has fallen over 60% over the past three years and soybean prices are down 25%. Despite stagnant GDP growth, inflationary pressures have remained high, regularly exceeding the upper limit of the Brazilian Central Bank’s inflation target and reflecting a structural deficit in investment. This has not only prevented the central bank from being more accommodative, but actually forced it to raise its interest rate (SELIC) by 175 bps in 2014 and by a further 50 bps in early 2015, which has slowed domestic credit growth and weighed on consumption. Public finances have also deteriorated in 2014, with Brazil recording its first primary deficit since 2001. Longer term, we are still confident that growth will return to Brazil’s 3-4% potential. It will take time to work through current challenges but the weakening of exchange rates should increase the competitiveness of domestic industries and improve Brazil’s trade balance. The currency has already fallen approximately 40% since 2011 and we are beginning to see a positive contribution to GDP from net exports.

China

China’s real GDP growth slowed to 7.4% in 2014 and is expected to slow further in 2015, with many suggesting growth could come in below 7.0% in 2015 and continue to slow as the economy rebalances away from a model that has become overly dependent on investment. While slowing investment by China in heavy industrials, infrastructure and real estate will contribute to lower GDP growth numbers over coming years, we believe this to be a necessary adjustment that will ultimately put the Chinese market on a more sustainable path even if the transition is not entirely smooth. Still, we believe the Chinese market presents significant opportunities over the long term. China’s GDP of $10.4 trillion in 2014 is second only to the United States’ GDP of $17.4 trillion and while still far below average wealth and income levels seen in more developed economies, China’s GDP per capita has risen from just US$950 in 2000 to almost US$7,500 in 2014, with some provinces such as Shanghai more than double that.

Australia

Australian GDP growth ended the year on a weaker note, at 1.9% in the fourth quarter as the decline in commodity prices started to affect consumer sentiment and government and business planning. Concerns over the economy and job security mean that consumer sentiment is already low and may be dragged down further by the need for tougher measures aimed at plugging the budget gap. The government recently revealed a significant widening of the budget deficit gap, brought about predominantly by a drop in iron ore related royalties and taxes. The Australian dollar has weakened to US$0.78 against the U.S. dollar and we believe it will weaken further. The benign inflation outlook and cooling house prices has allowed the Reserve Bank of Australia to provide additional support to the economy with a lower interest rate and the depreciation of the Australian dollar is already providing significant stimulus. The weaker Australian dollar and lower oil prices will ease the transition of the Australian economy away from mining and heavy construction, toward home building, retail, tourism, education and manufacturing.

14    BROOKFIELD ASSET MANAGEMENT

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES

Basis of Accounting

We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext and recognize that IFRS may not be the generally used accounting methodology for all readers of this report. The following discussion contains a summary of two key features of IFRS that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of critical judgments and estimates.

Election of Fair Value Accounting

We account for a number of our consolidated assets at fair value including our commercial properties, renewable energy assets, and certain of our infrastructure and financial assets. Property, plant and equipment and inventory included within our private equity and residential development operations are typically recorded at amortized historic cost or the lower of cost and net realizable value. Public service concessions within our infrastructure operations are considered intangible assets and are amortized over the life of the concession. Other intangible assets and goodwill are recorded at amortized cost or cost. Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.

We classify the vast majority of our property assets within our office, retail, industrial and multifamily portfolios as investment properties. We have elected to record our investment properties at fair value, and accordingly our investment properties are revalued on a quarterly basis and changes in value are recorded as fair value changes within net income. Standing timber and agricultural assets are classified as sustainable resources and accounted for in a similar manner as investment properties. Depreciation is not recorded on investment properties or sustainable resources that are fair valued.

Our renewable energy facilities, certain of our infrastructure assets and our hotel assets within our property portfolio are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are revalued on an annual basis and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within common equity. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income. If a revaluation results in the fair value declining below the depreciated cost of the asset, then an impairment is charged to net income. Impairments of this nature may be subsequently reversed through increases in value.

A significant portion of our infrastructure operation’s assets are classified as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. Intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives unless they are determined to have an indefinite life, in which case amortization is not recorded.

Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e., whether a security is held for trading, classified as available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity.

Consolidated Financial Information

We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities. As a result, we include 100% of the revenues and expenses of consolidated entities in our consolidated statement of operations, even though a substantial portion of the net income of the entity is attributable to non-controlling interests. On the other hand, revenues and expenses between consolidated entities, such as asset management fees, are eliminated in our consolidated statement of operations; however these items impact the allocation of net income between shareholders and non-controlling interests.

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within net income and “two-lines” within other comprehensive income as equity accounted income that will be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.

2014 ANNUAL REPORT    15

Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.

Foreign Currency Translation

Changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations will typically impact our operating results and our financial position. As a general rule, changes in the average annual rate of exchange will impact the value at which the results of non-U.S. operations are included in consolidated net income, whereas changes in the spot rates will impact the values at which non-U.S. assets and liabilities are included in our consolidated balance sheet. Please refer to Note 2(e) of our consolidated financial statements (Significant Accounting Policies – Foreign Currency Translation).

The most significant exchange rates that impact our business are shown in the following table:

	Year-end Spot Rate			Change		Average Annual Rate			Change
	2014	2013	2012	2014 vs 2013	2013 vs 2012	2014	2013	2012	2014 vs 2013	2013 vs 2012
Australian dollar	0.8172	0.8918	1.0395	(8)%	(14)%	0.9023	0.9682	1.0357	(7)%	(7)%
Brazilian real	2.6504	2.3635	2.0435	(12)%	(16)%	2.3469	2.1505	1.9546	(9)%	(10)%
British pound	1.5577	1.6556	1.6248	(6)%	2%	1.6478	1.5647	1.5852	5%	(1)%
Canadian dollar	0.8608	0.9414	1.0079	(9)%	(7)%	0.9057	0.9713	1.0004	(7)%	(3)%

The average foreign currency exchange rate relative to the U.S dollar during 2014 was lower than in 2013 and lower than 2012, in several of our major regions, mostly Australia, Brazil and Canada. As a result of these rate variations, the U.S. dollar equivalent of the contributions from our subsidiaries and investments in these regions were lower in 2014 than 2013 and 2012, all other things being equal.

We provide further details on our foreign currency profile within Part 2 of this MD&A on page 25.

Use of Non-IFRS Measures

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

16    BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED ANNUAL FINANCIAL INFORMATION

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2014	2013	2012	2014 vs 2013	2013 vs 2012

CONDENSED STATEMENT OF OPERATIONS
Revenues	$18,364	$20,093	$18,696	$(1,729)	$1,397
Direct costs	(13,118)	(13,928)	(13,961)	810	33
Other income and gains	190	1,262	70	(1,072)	1,192
Equity accounted income	1,594	759	1,237	835	(478)
Expenses
Interest	(2,579)	(2,553)	(2,500)	(26)	(53)
Corporate costs	(123)	(152)	(158)	29	6
Fair value changes	3,674	663	1,153	3,011	(490)
Depreciation and amortization	(1,470)	(1,455)	(1,263)	(15)	(192)
Income taxes	(1,323)	(845)	(519)	(478)	(326)

Net income	5,209	3,844	2,755	1,365	1,089
Non-controlling interests	(2,099)	(1,724)	(1,375)	(375)	(349)

Net income attributable to shareholders	$3,110	$2,120	$1,380	$990	$740

Net income per share	$4.67	$3.12	$1.97

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME
Revaluation of property, plant and equipment	$2,998	$825	$1,491	$2,173	$(666)
Financial contracts and power sales agreements	(301)	442	(17)	(743)	459
Foreign currency translation	(1,717)	(2,429)	(110)	712	(2,319)
Equity accounted investments and other	41	241	144	(200)	97
Taxes on above items	(610)	(280)	(432)	(330)	152

Other comprehensive income	411	(1,201)	1,076	1,612	(2,277)
Non-controlling interests	(110)	406	(563)	(516)	969

Other comprehensive income attributable to shareholders	301	(795)	513	1,096	(1,308)
Comprehensive income attributable to shareholders	$3,411	$1,325	$1,893	$2,086	$(568)

SELECT BALANCE SHEET INFORMATION AS AT DECEMBER 31 (MILLIONS)
Consolidated assets	$129,480	$112,745	$108,862	$16,735	$3,883
Borrowings and other non-current financial liabilities	60,663	53,061	51,887	7,602	1,174
Equity	53,247	47,526	44,338	5,721	3,188

Dividends declared for each class of issued securities for the three most recently completed years are presented on page 32.

2014 ANNUAL REPORT    17

ANNUAL FINANCIAL PERFORMANCE

The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our eight operating segments in order to facilitate the review of variances. The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years.

Overview

2014 vs. 2013

Consolidated net income was $5.2 billion for the year ended December 31, 2014, representing a $1.4 billion increase from the $3.8 billion recorded in 2013. The largest variance was the significant increase in fair value gains recognized on investment properties held within consolidated subsidiaries and equity accounted investments as valuations for many of our office and retail properties benefitted from lower discount rates and increasing cash flows, reflecting strengthening leasing environments. We recorded a lower amount of other income and gains, which in 2013 included $1,189 million of gains on the sale of an investment and the settlement of a long dated interest rate swap. Revenues less direct costs decreased by $919 million in aggregate, as 2013 included $558 million of additional realized carried interests on the wind up of a private fund consortium and we sold two private equity investments and non-core timberlands, which contributed revenues less direct costs of $348 million in the prior year. Interest expense was relatively unchanged, notwithstanding additional debt associated with acquisitions because the interest expense on new debt was offset by the impact of lower rates on debt refinancings. Income taxes increased by $478 million due to a $320 million non-recurring deferred tax expense related to a change in tax laws in one of our core property operations, as well as deferred taxes associated within a higher level of investment property fair value gains.

Net income on a per share basis increased by $1.55 to $4.67 in the current year. Net income attributable to shareholders increased by a greater proportion than on a consolidated basis primarily due to our increased ownership interest in our office property portfolio in 2014, which meant that shareholders participated to a greater extent in the significant fair value gains recognized during the year.

2013 vs. 2012

The $1.1 billion increase in net income in 2013 compared to 2012 was primarily due to an increase in revenue less direct costs of $1,430 million and two large gains totaling $1,189 million recorded within other income and gains. Revenue increased due to the realization of $565 million of carried interests, higher generation levels within our renewable energy operations and the contribution from assets acquired. Other income and gains included a $664 million gain on the sale of an investment within our private equity operations ($261 million attributable to shareholders) and we recorded $525 million of other income on the settlement of a long-dated interest rate swap. We recorded a lower level of fair value gains on consolidated investment properties as well as those held through equity accounted investments, resulting in a decrease of $490 million in fair value changes and a decrease of $478 million in equity accounted income compared to 2012. Our provision for income taxes increased by $326 million due primarily to the recognition of deferred income tax expenses attributed to the formation of BPY and a higher amount of disposition gains.

Net income per share was $3.12 for 2013 and $1.97 in 2012. Net income attributable to shareholders increased by $740 million primarily due to the recognition of carried interest, which was entirely attributable to shareholders.

18    BROOKFIELD ASSET MANAGEMENT

Statements of Operations

Revenues and Direct Costs

The following tables present consolidated revenues and direct costs, which we have disaggregated into our operating segments in order to facilitate a review of year-over-year variances.

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Revenues
Asset management	$771	$1,183	$450	$(412)	$733
Property	5,010	4,569	3,982	441	587
Renewable energy	1,679	1,620	1,179	59	441
Infrastructure	2,193	2,326	2,178	(133)	148
Private equity	2,559	4,124	4,424	(1,565)	(300)
Residential development	2,912	2,521	2,476	391	45
Service activities	3,599	3,817	4,070	(218)	(253)
Corporate activities	199	352	260	(153)	92
Eliminations and adjustments[1]	(558)	(419)	(323)	(139)	(96)

Total consolidated revenues	$18,364	$20,093	$18,696	$(1,729)	$1,397

1. Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Direct costs
Asset management	$390	$318	$260	$72	$58
Property	2,628	2,333	1,812	295	521
Renewable energy	530	550	475	(20)	75
Infrastructure	991	1,125	1,190	(134)	(65)
Private equity	2,244	3,391	3,826	(1,147)	(435)
Residential development	2,519	2,297	2,279	222	18
Service activities	3,472	3,687	3,911	(215)	(224)
Corporate activities	108	66	114	42	(48)
Eliminations and adjustments[1]	236	161	94	75	67

	$13,118	$13,928	$13,961	$(810)	$(33)

1.	Adjustment to reallocate unallocated segment costs

2014 vs. 2013

Asset management: Revenues decreased by $412 million in 2014 due to the recognition of $558 million of carried interest in the prior year, upon crystallizing a large client investment gain. Fee bearing capital increased by 20%, which contributed to a $123 million increase in base management fees to $625 million. Direct costs increased by $72 million to $390 million due to the expansion of our asset management operations.

Property: Commercial property revenue increased by $441 million (10%) reflecting the addition of revenues from recent acquisitions in our multifamily and industrial businesses and a portfolio of triple net lease assets. These increases were partially offset by lower revenues in our office business due to a significant lease expiry in downtown New York City in October 2013 and the elimination of revenues on mature assets that had been sold. Direct costs increased by $295 million (13%) due to the inclusion of costs associated with newly acquired assets.

Renewable energy: Revenues increased by $59 million (4%). Newly acquired or commissioned assets, along with a full year’s contribution from facilities acquired in 2013, contributed $151 million of additional revenue. This more than offset the reduction in revenue from facilities owned throughout both years due to a contractual price decrease in a previously high priced contract, limited operations of a gas-fired plant in 2014 and the impact of lower exchange rates on facilities in Canada and Brazil. Direct costs are largely fixed and the impact of lower exchange rates on non-U.S. operations was partially offset by additional operating costs from recently acquired facilities.

2014 ANNUAL REPORT    19

Infrastructure: Revenues decreased by $133 million (6%) due to the elimination of $304 million of revenues from Pacific Northwest timberlands that were sold in July 2013. This decrease was partially offset by revenues generated from recently completed development projects and acquisitions as well as higher volumes across our transport businesses. Direct operating costs decreased by $134 million (12%). The sale of our Pacific Northwest timberlands decreased costs by $173 million. This was partially offset by acquisitions and capital expansions completed in the last year which increased operating costs by approximately $50 million.

Private equity: Revenues decreased by $1,565 million (38%) and direct costs decreased by $1,147 million (34%) as a result of the elimination of revenues and costs following sale of two forest products investments which contributed $1,439 million of revenues and $1,222 million of direct costs in 2013. In addition, a 31% decline in panelboard prices compared to the prior year decreased revenues by a further $250 million. These decreases were partially offset by higher sales volumes at our energy-related investments due to higher natural gas production compared to the prior year.

Residential development: Revenues and direct costs increased by $391 million (16%) and $222 million (10%), respectively, reflecting the completion and delivery of a larger number of projects in our Brazilian operations. Our North American operations revenues increased by $120 million due to increased U.S. housing sales and stronger pricing. We also sold two commercial properties within our North American operations in the first quarter of 2014, which generated revenues of $83 million.

Service activities: Revenues and direct costs decreased in our service activities by $218 million (6%) and $215 million (6%), respectively. Construction revenues and direct costs decreased by $551 million and $541 million, respectively. These operations recognize revenue using the percentage-of-completion methodology and project delays experienced in the first three quarters of 2014 across several geographies reduced construction progress and the associated revenue recognition. In addition, the majority of these revenues and costs are earned and incurred in Australia and were impacted by the 7% decline in that currency.

Corporate activities: Revenues declined in our corporate activities due to reduced investment gains in our portfolio of financial assets during 2014 compared to 2013.

2013 vs. 2012

Asset management: Revenues increased by $733 million with carried interests contributing $549 million of the increase. Base management fees increased by $150 million to $502 million. Fee bearing capital increased by 32% following the formation of Brookfield Property Partners and increases in capital committed to property and infrastructure funds. The increase in direct costs reflects the higher level of fee bearing capital and the reallocation of costs from our corporate activities segment to our asset management segment following the formation of Brookfield Property Partners to match them with the associated fee revenues.

Property: Revenues and direct costs increased by $587 million (15%) and $521 million (29%), respectively, due to the inclusion of a full year of results of a large hotel resort property that was acquired in April 2012 and the revenues and costs of industrial and logistics businesses acquired in 2013 and during the latter part of 2012.

Renewable energy: Generation revenues were $441 million (37%) higher. Revenue from facilities owned throughout both years increased by $209 million from a return to near normal hydrology conditions in North America, compared to very dry conditions in 2012, which resulted in generation that was 12% below long-term averages. Newly acquired or commissioned assets contributed an additional $218 million of revenues. Direct costs increased by $75 million (16%) reflecting the costs associated with new assets.

Infrastructure: Revenues increased by $148 million (7%) due to additional revenues from recently completed capital expansions initiatives, including our Australian rail expansion, and acquisitions of a utility business in the United Kingdom and toll roads in South America. This was partially offset by lower timber revenues following the sale of our Pacific Northwest timberlands during the third quarter of the year. Direct costs decreased by $65 million (5%), following the sale of Pacific Northwest timberlands which was partially offset by costs incurred within recently acquired or expanded businesses.

Private equity: Revenues decreased by $300 million (7%) and direct costs by $435 million (11%), primarily as a result of the elimination of revenue following the sale of a paper and packaging business midway through 2013. This decrease was partially offset by the impact of higher prices and increased volumes within our wood-based panel production and forestry operations.

Residential development: The increase in residential revenues of $45 million (2%) is due to an increase in home closings combined with an increase in average home selling prices resulting in higher housing margins. The increase in revenues from home closings was offset by decreased land sales revenue. We completed a larger volume of lots and multifamily acre parcel sales in 2012. Direct costs increased by $18 million (1%) reflecting the costs incurred in respect of increased home sales.

Service activities: Revenues decreased by $253 million (6%), the majority of which reflects the absence of revenues and costs following the partial sale of an Australian property services business in early 2013 and the majority sale of a large U.S. property brokerage business in late 2012 which resulted in both of these operations being deconsolidated. These decreases were partially offset by higher construction revenues relating to increases in the number and scale of projects under construction.

20    BROOKFIELD ASSET MANAGEMENT

Corporate activities: Revenues increased, primarily from stronger capital market performance within our cash and financial asset portfolio.

Other Income and Gains

Other income and gains were $190 million in 2014 compared to $1,262 million in the prior year. Other income and gains in the current year include a $143 million gain on the repayment of a distressed debt investment in a European office portfolio. The prior year included a $525 million gain on the termination of a long-dated interest rate swap contract as well as a $664 million gain on the sale of a pulp and paper investment. Other income and gains in 2012 represent a gain on the partial sale and deconsolidation of a property services operation.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations. The following table disaggregates consolidated equity accounted income to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
General Growth Properties	$1,006	$426	$979	$580	$(553)
Other property operations	387	447	198	(60)	249
Infrastructure operations	81	(193)	9	274	(202)
Other	120	79	51	41	28

	$1,594	$759	$1,237	$835	$(478)

Our share of General Growth Properties Inc.’s (“General Growth Properties” or “GGP”) equity accounted income increased from 2013 to 2014 due to a 6% increase in our weighted average ownership interest in GGP from 23% to 29% in December 2013. GGP’s net income increased year-over-year as a result of higher amount of appraisal gains continued strength in its leasing activity and improving market conditions for Class A malls, which led to lower discount rates and terminal capitalization rates compared to the prior year. This was partially offset by our share of the mark-to-market loss recorded by GGP in respect of outstanding warrants. Our share of GGP’s appraisal gains in 2014, 2013 and 2012 were $417 million, $127 million and $707 million, respectively. In addition, current year equity accounted income includes the reversal of a $249 million impairment loss recognized in 2013. This reversal followed a 40% increase in GGP’s share price from $20.07 to $28.13 at December 31, 2014, compared to our carrying value of approximately $27 per share.

Equity accounted income from other property operations decreased by $60 million in 2014 compared to an increase of $249 million in 2013. The decrease in 2014 was due primarily to a $34 million decrease in our share of net income at Rouse Properties Inc. (“Rouse Properties”), as a result of a higher level of appraisal gains being recorded in 2013 than in 2014. The $249 million increase in other property operations over 2012 was primarily due to a larger number of property operations being equity accounted in 2013.

Infrastructure equity accounted income increased by $274 million compared to 2013. In 2013 we recorded a valuation charge of $275 million against the carrying value of our North American natural gas pipeline investment reflecting weaker market fundamentals. These conditions persisted through 2014 impacting our equity accounted earnings from this investment. This decrease was partially offset by equity accounted earnings associated with our higher ownership percentage at our Brazilian toll road investment and the acquisition of an equity accounted Brazilian integrated logistics business during the year.

Other equity accounted income in 2014 of $120 million includes $66 million of equity accounted income within our North American and Brazilian residential operations, due to increased sales and deliveries compared to the prior years.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Corporate borrowings	$228	$204	$209	$24	$(5)
Non-recourse borrowings
Property-specific mortgages	2,047	1,837	1,808	210	29
Subsidiary borrowings	272	464	408	(192)	56
Subsidiary equity obligations	32	48	75	(16)	(27)

	$2,579	$2,553	$2,500	$26	$53

2014 ANNUAL REPORT    21

We refinanced high cost subsidiary borrowings in the third quarter of 2013 with lower coupon corporate debt, which decreased subsidiary borrowings interest expense by $87 million in the current year and consolidated interest expense by $60 million in aggregate. Subsidiary borrowings also decreased between 2014 and 2013 as we replaced unsecured debt at subsidiaries with asset-secured non-recourse financings.

Interest expense on property-specific mortgages increased by $210 million over the prior year reflecting additional borrowings associated with acquisitions and capital projects in our property, renewable energy and infrastructure operations as well as increased borrowing levels on property specific mortgage refinancings albeit at reduced rates. Property-specific borrowing costs remained stable between 2013 and 2012 as increased borrowings to finance acquisitions was largely offset by lower borrowing costs on recent refinancings.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Investment properties	$3,266	$1,031	$1,276	$2,235	$(245)
General Growth Properties warrants	526	53	(47)	473	100
Investment in Canary Wharf	319	89	20	230	69
Forest products investment	230	—	—	230	—
Power contracts	(13)	(134)	9	121	(143)
Other private equity investments	(31)	(94)	(119)	63	25
Redeemable fund units	(283)	(20)	(11)	(263)	(9)
Impairments of goodwill, inventory and other	(340)	(262)	25	(78)	(287)

	$3,674	$663	$1,153	$3,011	$(490)

Investment Properties

Investment properties contributed appraisal gains totalling $3.3 billion in 2014 compared to $1.0 billion in 2013 and $1.3 billion in 2012. In each year the gains related primarily to our office properties. Asset values benefitted from continued declines in discount rates and terminal capitalization rates, each of which declined by approximately 30 basis points on average in 2014, reflecting a continued favourable investment climate for high-quality commercial office properties. Gains also reflected improvements in projected cash flows based on tenant profile and local market conditions at each year end, based on improvements in local economic conditions, tenant leasing profiles, and rental markets. The decline in rates contributed approximately 55% of the gains, while improvements in projected cash flows contributed approximately 45% of the gains.

Fair value gains were lower in 2013 compared to 2012 due to relatively smaller declines in discount rates and terminal capitalization rates which declined in each of our principal regions by approximately 10 basis points, on average. The changes in rates during 2013 contributed approximately half of the gains, while increases in projected cash flows contributed the remainder.

In 2012 average discount rates declined in each of our principal regions by 20 to 30 basis points, while terminal capitalization rates decreased in Australia and Canada by 40 basis points and 50 basis points, respectively. The changes in rates contributed approximately 70% of the gains, while increases in projected cash flows contributed the remainder.

We discuss the key valuation inputs of our investment properties on page 26.

General Growth Properties Warrants

The fair value of our GGP warrants increased by $526 million during 2014 primarily due to a 40% increase in the GGP’s share price during 2014. This gain was partially offset by our share of GGP’s mark-to-market loss on the warrants, which is included within equity accounted income. These warrants are convertible into 70 million common shares of GGP.

Investment in Canary Wharf

Development activities, improved net operating income, and the impact of lower discount rates on projected cash flows gave rise to an increase in the value of our investment in Canary Wharf Group plc (“Canary Wharf”) of $319 million during the year, higher than the $89 million and $20 million in 2013 and 2012, respectively.

Forest Products Investment

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in us deconsolidating the business from our results and revaluing our retained interest based on its quoted market price at the time of our loss of control. This gave rise to a $230 million revaluation gain relating to the excess of fair value over our IFRS book value of our retained interest.

22    BROOKFIELD ASSET MANAGEMENT

Power Contracts

Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa. We recorded an aggregate mark-to-market loss of $13 million in the current year on these contracts due to increased projections for future electricity prices, compared to $134 million of losses and $9 million of gains in 2013 and 2012, respectively.

Other Private Equity Investments

Private equity fair value changes reflect impairments from lower oil and gas reserves and valuations at investee companies in the energy sector, due to reductions in well performance and pricing.

Redeemable Funds Units

Fair value changes on redeemable fund units contributed a valuation charge of $283 million in 2014 that related primarily to increases in the value of units held by others in these funds where these units are classified as liabilities, rather than equity. A large portion of these units relate to our partners’ interests in our Los Angeles office portfolio, and accordingly this mark-to-market loss reflects unitholders’ interests in the investment property appraisal gains.

Impairments of Goodwill and Other

We recognized an $87 million impairment of the goodwill associated with our Brazilian residential operations, which are experiencing weaker market fundamentals. This has resulted in a decrease in margins relating to cost overruns and a slowing consumer demand. We also recognized a $121 million impairment of these operations’ inventory, as certain projects are no longer profitable.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of property, plant and equipment as well as the amortization of intangible assets. The two largest contributions to depreciation and amortization come from our renewable energy and infrastructure facilities, many of which are revalued annually in other comprehensive income (“OCI”); but which are depreciated in net income. Depreciation on many of these assets is based on their fair value at the beginning of each year to the extent they are revalued. We do not record depreciation on assets that are classified as investment properties (i.e., commercial office and retail properties) or biological assets (for example our timberlands and agricultural assets). The amount of depreciation and amortization is generally consistent year-over-year with large changes typically due to the addition or removal of depreciable assets and revaluation of their carrying values.

Depreciation and amortization is summarized in the following table:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Renewable energy	$566	$553	$499	$13	$54
Infrastructure	395	346	248	49	98
Private equity	225	275	282	(50)	(7)
Property	261	256	225	5	31
Other	23	25	9	(2)	16

	$1,470	$1,455	$1,263	$15	$192

Infrastructure depreciation and amortization increased by $49 million between 2014 and 2013, following a $98 million increase between 2013 and 2012. The increase in 2014 was due to increased asset valuations and depreciation on acquired property, plant and equipment while the increase in 2013 relates to depreciation on completed developments including those at our Australian rail operations.

Our private equity operations sold a forest products business in 2014, eliminating the depreciation on the asset, and our property operations recorded less amortization of intangibles associated with hotel assets following the sale of a resort operation.

Income Taxes

Income tax expense increased by $478 million to $1,323 million in 2014. We recorded deferred income taxes associated with the $3.3 billion investment property valuation increases in 2014, which were significantly higher than in 2013. The current year also includes a $320 million non-recurring deferred income tax expense that resulted from a change in tax laws that affected our North American office property operations in the first quarter of 2014. Income tax expense in the current year includes the recognition of previously unrecognized tax losses within our North American residential operations, offset by the derecognition of deferred tax assets within our Brazil residential operations. The prior year included $178 million of deferred income taxes related to the formation of Brookfield Property Partners.

2014 ANNUAL REPORT    23

Our effective tax rate in 2014 was 20% (2013 – 18%; 2012 – 16%), while our Canadian domestic statutory income tax rate remained constant at 26% (2013 – 26%; 2012 – 26%). The differences are primarily attributable to our role as a global asset manager. As an asset manager, many of our operations and the associated net income occur within partially owned, “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of their net income, but only our share of their tax provision. This gave rise to a 5% (2013 – 7%) reduction in our effective tax rate.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 5% (2013 – 3%) reduction in our effective tax rate. The difference will vary from year to year depending on the relative proportion of income in each country.

The tax provision includes both a current and deferred tax provision. The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as “timing differences”) and the utilization of existing tax assets such as accumulated tax losses.

In our case, the deferred tax provision relates principally to fair value gains, which are not taxable until the assets are sold, and therefore do not give rise to a current tax liability, as well as the depreciation of assets which are depreciated for tax purposes at rates that differ from the rates used in our financial statements.

Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate.

Non-controlling Interests

Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $2.1 billion in 2014 compared to $1.7 billion in 2013 and $1.4 billion in 2012, representing 40%, 45% and 50% of consolidated net income, respectively, in each of these years. The variances between these three years reflect the overall change in consolidated net income with income attributable to shareholders increasing more than on a consolidated basis in 2014 primarily due to the privatization of our office property portfolio which increased our ownership percentage and our share of the fair value gains recognized during the year, and in 2013 due to the recognition of a large gain and carried interests which were recorded in wholly owned operations.

Other Comprehensive Income (“OCI”)

Revaluation of Property, Plant and Equipment

The following table summarizes revaluations of property, plant and equipment:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Renewable energy	$1,966	$(151)	$825	$2,117	$(976)
Infrastructure	708	781	611	(73)	170
Property and other	324	195	55	129	140

	$2,998	$825	$1,491	$2,173	$(666)

Revaluations of property, plant and equipment totalled $3.0 billion in 2014, representing an increase from the $825 million recorded in 2013 and $1.5 billion in 2012. These revaluations are primarily influenced by estimated future cash flows and discount rates. Estimated future power prices are the primary determining factor of future cash flows in our renewable energy operations. In our infrastructure operations cash flows are driven by regulated rates of return on rate base in our utility assets and tariffs or capacity charges in our transport and energy assets, while expected hotel stays and room rates increase or decrease cash flows in our hotel assets within our property operations. In 2014 and 2012 decreases in long-term interest rates and increases in comparable assets gave rise to increased valuations of these assets. In 2013, expected future cash flows increased, however this was partially offset by increasing fixed-income yields which lowered asset values.

We discuss the key valuation inputs on page 27.

24    BROOKFIELD ASSET MANAGEMENT

Financial Contracts and Power Sales Agreements

We recorded $301 million of losses on our financial contracts and power sales agreements in 2014 compared to a gain of $442 million in 2013 and a loss of $17 million in 2012. We recorded $247 million of mark-to-market and realized losses on interest rate contracts that “lock-in” the benchmark interest rate on new financings, due to an overall decline in risk-free rates. In 2013, we recorded $185 million of gains on similar contracts as rates increased during the year.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. As at December 31, 2014, our IFRS net equity of $20.2 billion was invested in the following currencies, principally in the form of net investments which are revalued through other comprehensive income: United States – 52%; Brazil – 15%; Australia – 14%; United Kingdom – 10%; Canada – 5%; and other – 4%. From time to time, we utilize financial contracts to adjust these exposures. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. During 2014, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) all declined against the U.S. dollar (see table on page 16), giving rise to a total decrease of $1.7 billion after the mitigating impact of hedges, or $0.7 billion after non-controlling interests.

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at December 31, 2014, compared to the two previous years:

AS AT DECEMBER 31 (MILLIONS)	2014	2013	2012
Investment properties	$46,083	$38,336	$33,161
Property, plant and equipment	34,617	31,019	31,148
Sustainable resources	446	502	3,516
Equity accounted investments	14,916	13,277	11,618
Cash and cash equivalents	3,160	3,663	2,850
Financial assets	6,285	4,947	3,111
Accounts receivable and other	8,399	6,666	6,952
Inventory	5,620	6,291	6,581
Intangible assets	4,327	5,044	5,770
Goodwill	1,406	1,588	2,490
Deferred income tax asset	1,414	1,412	1,665
Assets held for sale	2,807	—	—

	$129,480	$112,745	$108,862

Consolidated assets increased to $129.5 billion at December 31, 2014, representing an increase of $16.7 billion over 2013, which followed a $3.9 billion increase between 2013 and 2012. Acquisitions and development initiatives increased the carrying value of our investment properties, property, plant and equipment and equity accounted investments by $15.2 billion. Increases in the appraised value of our investment properties and property, plant and equipment contributed an additional $6.3 billion to consolidated assets in the current year. These positive variances were partially offset by the disposition of $4.8 billion of assets, including $2.6 billion of property assets and a forest products investment with consolidated assets of $0.6 billion, as well as a higher U.S. dollar, which resulted in a decrease in the translated value of assets denominated in non-U.S. dollar currencies. The increase in consolidated assets in 2013 was due to acquisition and development initiatives as well as positive fair value changes. We sold $6.0 billion of non-core assets during 2013, including Pacific Northwest timberlands within our sustainable resources, a pulp and paper company within our private equity operations and numerous non-core investment properties with our property operations. The U.S. dollar value of our non-U.S. assets also decreased in 2013, due to a decline in the value of these currencies relative to the U.S. dollar.

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

2014 ANNUAL REPORT    25

Investment Properties

The following table presents the major contributors to the year-over-year variances for our investment properties:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Balance, beginning of year	$38,336	$33,161

Acquisitions and additions	10,601	7,365
Dispositions[1]	(4,800)	(1,908)
Fair value changes	3,266	1,031
Foreign currency translation	(1,320)	(1,313)

Net increase	7,747	5,175

Balance, end of year	$46,083	$38,336

1.	Includes reclassification of investment properties that are held-for-sale

Acquisitions and development activity increased our investment properties by approximately $10.6 billion in 2014 and $7.4 billion in 2013. Significant acquisitions in 2014 include a portfolio of triple net leases of car dealerships in the U.S.; office parks in India; a 4,000-unit multifamily portfolio located in New York City; office properties in São Paulo and London, and additional interests in office assets in Sydney and Midtown Manhattan. In 2013, we acquired logistics and distribution properties in the UK and the southwestern U.S., as well as a large portfolio of office properties in Los Angeles.

We disposed of 57 properties during 2014 with an aggregate carrying value of $2.9 billion including the partial sale and deconsolidation of a Denver office property in the U.S. and the sale of an office property in London.

Fair value changes increased the carrying values of our investment properties by $3,266 million as discussed on page 22.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

	Office		Retail		Industrial, Multifamily and Other		Weighted Average
AS AT DECEMBER 31	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	7.1%	7.4%	9.2%	9.2%	6.7%	8.6%	7.1%	7.7%
Terminal capitalization rate	6.0%	6.3%	7.2%	7.6%	7.3%	7.5%	6.1%	6.6%
Investment horizon (years)	10	11	10	10	10	10	10	11

Property, Plant and Equipment

The following table presents the major components of the year-over-year variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

	Renewable Energy		Infrastructure		Property		Private Equity and Other		Total
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Balance, beginning of year	$16,611	$16,532	$8,564	$8,736	$3,042	$2,968	$2,802	$2,912	$31,019	$31,148

Acquisitions and additions	2,876	1,606	1,004	533	33	153	676	656	4,589	2,948
Dispositions[1]	(16)	(28)	(243)	(654)	(259)	(16)	(294)	(336)	(812)	(1,034)
Fair value changes	1,990	(150)	757	691	324	166	(41)	(94)	3,030	613
Depreciation	(560)	(551)	(332)	(286)	(149)	(130)	(224)	(217)	(1,265)	(1,184)
Foreign currency translation	(931)	(798)	(689)	(456)	(119)	(99)	(205)	(119)	(1,944)	(1,472)

Net increase (decrease)	3,359	79	497	(172)	(170)	74	(88)	(110)	3,598	(129)

Balance, end of year	$19,970	$16,611	$9,061	$8,564	$2,872	$3,042	$2,714	$2,802	$34,617	$31,019

1.	Includes reclassifications for property, plant and equipment that are held-for-sale

26    BROOKFIELD ASSET MANAGEMENT

We record PP&E in our renewable energy, infrastructure, and hotel properties within our property operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations are carried at amortized cost.

Acquisitions and additions increased PP&E by $4.6 billion, of which $2.9 billion related to purchases of wind and hydroelectric facilities within our renewable energy operations. Increases in the value of the U.S. dollar relative to the foreign currencies in which certain of our assets are held resulted in a $1.9 billion decrease in the consolidated value of our property, plant and equipment.

Renewable Energy

The fair value of renewable energy PP&E increased to $20.0 billion compared to $16.6 billion in the prior year. During 2014 we acquired 502 megawatts (“MW”) of hydroelectric facilities, a 326 MW wind portfolio and developed renewable power generating assets totalling $2.9 billion in aggregate. The revaluation of property, plant and equipment resulted in an increase in fair value of $2.0 billion. Property, plant and equipment were impacted by foreign currency changes related to a stronger U.S. dollar in the amount of $0.9 billion. We also recognized depreciation expense of $0.6 billion.

The key valuation metrics of our hydro and wind generating facilities at the end of 2014 and 2013 are summarized below. The valuations are impacted primarily by discount rates and long-term power prices. Discount rates are based on our after-tax cost of capital and are adjusted to reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years, and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable energy. A 50 basis point increase or decrease in the discount and terminal capitalization rates will impact the value of our common equity by $1.6 billion and $1.9 billion, respectively. A 5% change in long-term power prices will impact the value of our common equity by $0.5 billion.

	United States		Canada		Brazil
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate	7.1%	7.1%	6.5%	6.4%	n/a	n/a
Exit date	2034	2033	2034	2033	2029	2029

Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity.

Infrastructure

We acquired $1.0 billion of infrastructure PP&E in 2014, including district energy businesses and a North American gas storage operation. Revaluation gains totalled $0.8 billion and primarily relate to our UK regulated distribution operation. This was partially offset by $0.7 billion of foreign currency translation losses.

We revalue our infrastructure assets on an annual basis using discounted cash flow models, which includes estimates of forecasted revenues, operating costs, maintenance and other capital expenditures. Discount rates are selected for each asset giving consideration to the assets revenue streams and geography where they are located.

The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Discount rate	8% – 12%	8% – 13%	11% – 15%	11% – 12%	10% – 13%	15% – 16%
Terminal capitalization multiples	8x – 16x	10x – 16x	10x – 12x	7x – 11x	8x – 12x	8x – 12x
Investment horizon (years)	10 – 20	10 – 20	10 – 20	10	10	10

Property

Property PP&E primarily consists of hotel and resort operations, which decreased by $170 million due to the sale of a resort property with a book value of $259 million. The appraised value of our resort operations increased based on higher expected cash flows. This was partially offset by depreciation expense and downward currency revaluation.

Key valuation assumptions for our hotel operations included a weighted average discount rate of 10.0% (2013 – 10.5%), terminal capitalization rate of 7.0% (2013 – 7.6%) and investment horizon of 6 years (2013 – 7 years).

2014 ANNUAL REPORT    27

Sustainable Resources

We disposed of our Pacific Northwest timberlands and our Western Canadian timber operations in 2013, which resulted in a $3.0 billion decrease in our sustainable resources. We carry our sustainable resources assets at fair value, and revalue them quarterly with adjustments recorded as fair value changes in our statement of operations. We recorded modest fair value gains during each of 2014 and 2013.

Key valuation assumptions for our sustainable resources include a weighted average discount and terminal capitalization rate of 5.9% (2013 – 6.9%), and terminal valuation dates of 30 years (2013 – 20 to 28 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and the price forecasts. The decrease in terminal valuation dates was a result of the sale of our Pacific Northwest timber operations.

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating platform for analysis purposes:

	Property
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	GGP	Other	Renewable Energy	Infrastructure	Private Equity and Other	2014 Total	2013 Total
Balance, beginning of year	$6,044	$3,699	$290	$2,614	$630	$13,277	$11,618

Additions	—	376	3	1,461	72	1,912	2,676
Dispositions[1]	—	(357)	(42)	(311)	(191)	(901)	(1,227)
Share of net income[2]	1,006	387	3	81	117	1,594	759
Share of other comprehensive income	(5)	16	58	164	(10)	223	239
Distributions received	(158)	(362)	(27)	(64)	(63)	(674)	(452)
Foreign currency translation and other	—	(59)	(12)	(401)	(43)	(515)	(336)

Net change	843	1	(17)	930	(118)	1,639	1,659

Balance, end of year	$6,887	$3,700	$273	$3,544	$512	$14,916	$13,277

1.	Includes reclassifications for property, plant and equipment that is held-for-sale
2.

GGP equity accounted income in 2014 includes a $249 million impairment reversal. Equity accounted income in 2013 includes $524 million of impairments to the carrying values of two equity accounted investments

Our largest equity accounted investment is a 29% interest in GGP with a carrying value at December 31, 2014 of $6.9 billion. Certain of our investee entities, including GGP, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Investments increased by $1.6 billion during 2014 reflecting acquisitions during the year in our infrastructure operations and our share of GGP’s net income. These increases were partially offset by $674 million of distributions, the reclassification of our natural gas pipeline investment to assets held for sale and other dispositions, as well as lower foreign currency valuation.

Investments increased by $1.7 billion in 2013, reflecting the acquisition of several equity accounted investments within our infrastructure. We also increased our investment in GGP, as well as recorded our share of equity accounted earnings.

GGP owns a large U.S. retail mall portfolio which at year end was valued on a discounted cash flow basis using, on average, a discount rate of 7.4% (2013 – 7.6%), a terminal capitalization rate of 5.8% (2013 – 5.8%), and an investment horizon of 10 years (2013 – 10 years).

Inventory

(MILLIONS)	Dec. 31, 2014	Dec. 31, 2013
Residential properties under development	$2,468	$2,785
Land held for development	2,176	2,541
Completed residential properties	519	443
Forest products and other	457	522

Total carrying value	$5,620	$6,291

28    BROOKFIELD ASSET MANAGEMENT

Our inventory of residential properties and land held for development is recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs to complete and costs to sell. During 2014 the company’s Brazilian residential operations recorded an impairment of $121 million relating to its inventory of properties under development.

Financial Assets

Financial assets increased by $1.3 billion compared to prior year due to a $500 million investment in a retail property company in Shanghai, China and the purchase of distressed debt investments in our private equity operations. The increase also reflects increases in fair value of our financial assets, particularly $319 million of gains on our investment in Canary Wharf, which is classified as a financial asset and $526 million of valuation gains on our investment in General Growth Properties warrants.

Accounts Receivable and Other

Accounts receivable and other assets increased by $1.7 billion in 2014 due to $1.8 billion of restricted cash reserved for the acquisition of an additional 28% interest in Canary Wharf.

Intangible Assets

Intangible assets relate primarily to concession arrangements within our infrastructure operations, in particular our Australian coal terminal ($2.0 billion) and Chilean toll roads ($1.1 billion). Intangible assets declined by $717 million during 2014 (2013 – $726 million) due to amortization and the impact of lower exchange rates on intangible assets within non-U.S. operations.

Our private equity operations sold a forest products business in 2014, eliminating $123 million of intangible assets.

Goodwill

Goodwill decreased by $182 million from December 31, 2013 to $1,406 million. The decrease was primarily due to foreign currency revaluation of non-U.S. dollar goodwill and an $87 million impairment of goodwill recorded at our Brazilian residential operations. These operations experienced a decrease in margins in 2014 relating to cost overruns and slowing consumer demand, both of which led to an impairment in goodwill. The decrease in goodwill in 2013 primarily related to the elimination of $591 million of goodwill on disposition of our Pacific Northwest timberlands.

Assets Held for Sale

Assets held for sale include approximately $2.2 billion of property assets, including office properties in Washington D.C. and multifamily holdings Maryland and Virginia, and $566 million of infrastructure assets including our North American gas transmission investment.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT DECEMBER 31 (MILLIONS)	2014	2013	2012	2014 vs 2013	2013 vs 2012
Corporate borrowings	$4,075	$3,975	$3,526	$100	$449
Non-recourse borrowings
Property-specific borrowings	40,364	35,495	33,720	4,869	1,775
Subsidiary borrowings	8,329	7,392	7,585	937	(193)
Non-current accounts payable and other liabilities[1]	4,354	4,322	5,440	32	(1,118)
Subsidiary equity obligations	3,541	1,877	1,616	1,664	261

	$60,663	$53,061	$51,887	$7,602	$1,174

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 17 to our Consolidated Financial Statements for 2014 and 2013 balances

The increase in property-specific borrowings of $4.9 billion during 2014 is due primarily to borrowings incurred or assumed in respect of acquisitions within our property and renewable energy operations. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary borrowings increased by $0.9 billion during 2014 due to the partial debt funding of the privatization of our office subsidiary. Offsetting this was the deconsolidation of debt associated with a private equity investment sold during the year and the repayment of subsidiary unsecured facilities.

2014 ANNUAL REPORT    29

Subsidiary equity obligations increased by $1.7 billion. Our property subsidiary, BPY, issued $1.8 billion of preferred equity units which are exchangeable at the option of the holder into BPY limited partnership units of which $1.5 billion was recorded as a liability and the remaining $0.3 billion equity conversion option was recognized within equity. The proceeds of the issuance were reserved to fund an increase in BPY’s investment in Canary Wharf.

We provide further information on our borrowings and financial obligations in Part 4 – Capitalization and Liquidity.

Equity

Equity consists of the following components:

AS AT DEC. 31 (MILLIONS)	2014	2013	Change
Preferred equity	$3,549	$3,098	$451
Non-controlling interests	29,545	26,647	2,898
Common equity	20,153	17,781	2,372

	$53,247	$47,526	$5,721

Common equity increased from 2013 by $2.4 billion to $20.2 billion at December 31, 2014. Net income and other comprehensive income attributable to shareholders for the year of 2014 totalled $3.4 billion, of which $542 million was distributed to shareholders as common and preferred share dividends resulting in a net increase of $2.9 billion. This was offset by a $579 million decrease in common equity due to changes in the ownership of consolidated subsidiaries, of which $558 million arose on the privatization of our office subsidiary in exchange for cash and units of BPY. The consideration paid represented a discount to the book value of the acquired subsidiary, resulting in a gain; however we also issued units of BPY at a discount to its book value resulting in a net overall charge to common equity and a corresponding increase in non-controlling interests.

Non-controlling interests increased by $2.9 billion. Comprehensive income attributable to non-controlling interests totalled $2.2 billion. In addition, net issuances of equity to non-controlling interest totalled $2.5 billion due to capital calls within our private funds and a $285 million equity issuance by BREP. This increase was offset by $1.7 billion in cash consideration paid to non-Brookfield shareholders of our office property subsidiary as part of its merger with BPY and distributions to non-controlling interests totalling $2.4 billion, which included distributions of capital to private fund partners and co-investors in our listed partnerships.

We issued C$800 million and redeemed C$300 million of preferred equity during 2014, which resulted in a net $451 million increase in preferred equity.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

QUARTERLY FINANCIAL PERFORMANCE

Our financial performance for the eight most recent quarters is summarized as follows:

	2014				2013
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$4,694	$4,659	$4,673	$4,338	$5,493	$4,501	$5,148	$4,951
Net income for shareholders	1,050	734	785	541	717	813	230	360
Per share
- diluted	$1.59	$1.09	$1.19	$0.80	$1.08	$1.23	$0.31	$0.51
- basic	$1.64	$1.12	$1.21	$0.82	$1.11	$1.26	$0.31	$0.52

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties are typically strongest in the fourth quarter as retail sales are seasonally high during this period, and our resort hotels tend to see higher revenues and costs as a result of increased visits during the first quarter.

Renewable energy operations are seasonal in nature as the fall rainy season and spring thaw lead to higher generation; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes, to complement our investments in rate-regulated assets.

30    BROOKFIELD ASSET MANAGEMENT

Our private equity, residential development and service activities operations are seasonal in nature and a large portion are exposed to the ongoing U.S. housing recovery. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Revenue and net income in the fourth quarter of 2013 included $558 million of carried interest earned on the wind up of our consortium investment in General Growth Properties, all of which was attributable to shareholders.

Beginning in the third quarter of 2013, revenue decreased compared to the first and second quarters of 2013 following the sale of a pulp and paper investment, along with several timber investments, and the elimination of the respective revenues. Also in the third quarter of 2013, we recognized a $664 million gain on the disposition of the aforementioned pulp and paper investment, and $525 million of other income on the settlement of a long-dated interest rate swap contract, for net gains of $983 million after taxes of which $620 million was attributable to shareholders.

Net income for shareholders was lower in the first and second quarter of 2013 as we recorded higher amounts of deferred income tax on the formation of BPY and lower amounts of fair value gains on our investment properties due to an increase in discount rates.

Fourth Quarter Results

We recognized $1.7 billion of net income in the fourth quarter of 2014, $1.1 billion or $1.59 per share of which was attributable to shareholders. Consolidated net income in the comparative period in 2013 was $850 million, of which $717 million or $1.08 per share attributable to shareholders. Net income to shareholders in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraisals at our investment properties, whereas the prior year included $263 million. In addition, we reversed a $250 million impairment, which was recorded on our equity accounted investment in GGP during the fourth quarter of 2013, representing a $498 million difference in net income between the two periods due to this one item. The 2013 quarter also included $558 million of carried interest earned on the wind up of a private fund which was offset by the aforementioned impairment of our investment in GGP and a $275 million impairment recorded on our North American natural gas transmission investment.

2014 ANNUAL REPORT    31

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2014	2013	2012
Class A and B1 Shares	$0.63[2]	$0.64[2]	$0.55
Special distribution to Class A and B Shares[3]	—	1.47	—
Class A Preferred Shares
Series 2	0.48	0.51	0.52
Series 4 + Series 7	0.48	0.51	0.52
Series 8	0.68	0.73	0.75
Series 9	0.86	0.92	0.95
Series 10[4]	—	—	0.37
Series 11[5]	—	—	1.02
Series 12[6]	0.33	1.31	1.35
Series 13	0.47	0.51	0.52
Series 14	1.71	1.83	1.88
Series 15	0.38	0.41	0.42
Series 17	1.08	1.15	1.19
Series 18	1.08	1.15	1.19
Series 21[7]	—	0.62	1.24
Series 22[8]	1.20	1.70	1.75
Series 24	1.22	1.31	1.35
Series 26	1.02	1.09	1.12
Series 28	1.04	1.12	1.15
Series 30	1.09	1.17	1.20
Series 32[9]	1.02	1.09	0.89
Series 34[10]	0.95	1.02	0.32
Series 36[11]	1.10	1.29	—
Series 37[12]	1.11	0.64	—
Series 38[13]	0.80	—	—
Series 40[14]	0.58	—	—
Series 42[15]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.20 for the period from November to February, equivalent to $0.15 on a three-month basis
3.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
4.	Redeemed April 5, 2012
5.	Redeemed October 1, 2012
6.	Redeemed April 7, 2014
7.	Redeemed July 2, 2013
8.	Redeemed September 30, 2014
9.	Issued March 13, 2012
10.	Issued September 12, 2012
11.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
12.	Issued June 13, 2013
13.	Issued March 13, 2014
14.	Issued June 5, 2014
15.	Issued October 8, 2014

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

32    BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public markets on behalf of our clients and ourselves. We earn base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hotel and other properties.

iii.	Renewable energy operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, timberland and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 36. We do not use FFO as a measure of cash generated from our operations.

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable

2014 ANNUAL REPORT    33

Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

Segment Operating Measures and Definitions

The following are non-IFRS operating measures and definitions of terms that we employ to describe and assess the performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by other issuers.

Average In-place Net Rents are a measure of leasing performance within our property segment, and calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

Base Management Fees are determined by contractual arrangements, are typically equal to a percentage of Fee Bearing Capital, are accrued quarterly, include base fees earned on fee bearing capital from both clients and ourselves and are typically, but not always, earned on both called and uncalled amounts.

Carried Interests are contractual arrangements whereby we receive a fixed percentage of investment returns generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interests are typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interests in our financial statements until they are no longer subject to adjustment based on future events. Unlike fees and incentive distributions, we only include carried interests earned in respect of third-party capital when determining our segment results.

Economic Ownership Interest represents the company’s proportionate interest in BPY, BREP and BIP, which includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BREP and BIP’s partnership capital includes their Class A limited partnership units, however REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes with the Class A limited partnership units in all respects except for the redemption right described above. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.

Fee Bearing Capital represents the capital committed, pledged or invested in our listed partnerships, private funds and public markets that we manage which entitle us to earn fee revenues and/or carried interests. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts, as well as amounts invested directly by clients (“co-investments”) for which we earn fees. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.

Fee Related Earnings is comprised of fee revenues less direct costs (other than costs related to carried interests). We use this measure to provide additional insight into the operating profitability of our asset management activities and believe that it is useful to investors for the same reason.

Fee Revenues include base management fees, incentive distributions, performance fees and transaction and advisory fees presented within our asset management segment. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. Fee revenues exclude carried interest.

Incentive Distributions are determined by contractual arrangements and are paid to us by our three primary listed partnerships and represent a portion of distributions paid by a listed partnerships above a pre-determined threshold. Incentive distributions are accrued when the associated distributions are declared by the board of directors of the entity.

Long-term Average Generation is compared to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, in our renewable energy segment, which vary from one period to the next in the short term. Long-term average generation is determined based on assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average.

Performance Fees are paid to us when we exceed pre-determined investment returns on certain portfolios managed in our public markets activities. Performance fees are typically determined on an annual basis and are not subject to “clawback.”

Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statement of equity and exclude amounts attributable to non-controlling interests unless otherwise

34    BROOKFIELD ASSET MANAGEMENT

noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO and believe it is useful to investors to better understand variances between reporting periods.

Uninvested Capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

Unrealized Carried Interests is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interests in future periods and believe that it is useful to investors for the same reason.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Funds from Operations			Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	Variance	2014	2013	Variance
Asset management	$387	$865	$(478)	$323	$216	$107
Property	884	554	330	14,877	13,339	1,538
Renewable energy	313	447	(134)	4,882	4,428	454
Infrastructure	222	472	(250)	2,097	2,171	(74)
Private equity	369	612	(243)	1,050	1,105	(55)
Residential development	164	46	118	2,080	1,435	645
Service activities	152	157	(5)	1,220	1,286	(66)
Corporate activities	(331)	223	(554)	(6,376)	(6,199)	(177)

	$2,160	$3,376	$(1,216)	$20,153	$17,781	$2,372

Asset management: Fee related earnings increased by $78 million to $378 million whereas carried interests declined from $565 million to $3 million. We added $16.2 billion of fee bearing capital, which contributed to a 25% increase in base management fees to $625 million. Operating costs increased by $68 million as we continued to expand our operations both geographically and broadening our capabilities. Operating costs in 2013 exclude $10 million of costs related to managing our property operations for the period up to the formation of BPY in April 2013, which were allocated to our corporate activities segment. Asset management FFO in 2013 included $565 million of realized carried interest, of which $558 million was realized on the wind up of our U.S. shopping mall business.

Property: We recorded $884 million of FFO from our property operations, representing a $330 million increase over the $554 million in 2013. Realized disposition gains increased by $302 million, representing much of the variance. Excluding realized disposition gains, FFO increased by $28 million to $554 million. Positive variances arose from our increased ownership interest in our office portfolio and through positive leasing spreads, as well as from the contribution of capital deployed over the past year in our opportunistic private funds. Bridge debt incurred on the privatization transaction of our largest office subsidiary during 2014 resulted in an increased level of interest expense by $28 million to BPY and management services fees paid increased by $64 million to BPY, due to BPY’s larger level of capitalization. Both of these negative variances decreased FFO, partially offsetting the aforementioned positive variances.

Renewable energy: 2013 FFO included a $176 million realized disposition gain that arose on the sale of a partial interest in BREP, whereas we did not record any realized disposition gains in 2014. Excluding realized disposition gains, FFO increased by $42 million to $313 million. Higher realized prices and capacity sales, primarily in the first quarter of 2014 increased FFO by $73 million. This was partially offset by our reduced weighted average ownership interest in BREP and the impact of lower foreign currency exchange rates on FFO from operations in Brazil and Canada. We generated 22,548 gigawatt (“GWh”), 3% below long-term average, however 326 GWh (1%) ahead of the prior year due to 1,712 GWh being generated from recently acquired and commissioned facilities.

Infrastructure: Excluding $250 million of realized disposition gains in 2013, FFO was consistent with the prior year at $222 million. On a comparable or same-store basis, infrastructure FFO increased by 11%, due primarily to growth in our utilities rate base, higher volumes in our transport operations and inflation indexation across most of our businesses. These positive variances were offset by the foregone contribution from assets that were sold in prior periods.

2014 ANNUAL REPORT    35

Private equity: FFO in our private equity operations was $369 million. Private equity FFO declined due to a lower level of realized disposition gains as well as significantly lower pricing within our panelboard manufacturing operations. This was partially offset by improved pricing and volumes in our natural gas businesses and the contribution from capital deployed. Realized disposition gains of $239 million in 2014 related primarily to the sale of a forest products business whereas the prior year included $316 million of realized disposition gains on asset dispositions.

Residential development: Our North American operations FFO increased 56% to $183 million as a result of improved revenues and gross margins in our U.S. operations offsetting a lower contribution from Canada due to changes in product mix. FFO improved by $41 million in our Brazilian operations; however we continue to experience a reduced level of launches and contracted sales in this business.

Service activities: Construction operations FFO decreased by $10 million to $108 million due to a delay in the completion of several large projects and negative foreign currency exchange. Property services FFO increased due to a higher level of activity and sales volumes throughout our operations.

Corporate activities: FFO in 2013 included a $525 million gain on the settlement of a long-dated interest rate swap. We completed $1.6 billion of term debt refinancing over the past 18 months, decreasing our cost of capital and resulting in $72 million of interest savings compared to 2013. This positive variance was offset by lower returns from financial assets, which decreased by $119 million to $40 million.

Common Equity by Segment

Common equity increased by $2.4 billion from $17.8 billion to $20.2 billion as at December 31, 2014. Significant variances in common equity on a segmented basis consist of the following:

Property: Common equity by segment increased by $1.5 billion from $13.3 billion to $14.9 billion, due to the recognition of $3.8 billion of fair value gains in 2014, of which $2.3 billion were attributable to the company. These included $3.2 billion of gains on consolidated investment properties ($1.9 billion at share) primarily in our office properties, $526 million of mark-to-market gains on BPY’s GGP warrants ($368 million at share) and $319 million of gains on our investment in Canary Wharf ($223 million at share). These positive variances were partially offset by a $558 million equity reduction on the privatization of our office subsidiary by BPY and $557 million of common and preferred share distributions received from BPY.

Renewable energy: Common equity by segment was $4.9 billion at December 31, 2014, representing a $454 million increase over the prior year. The contribution from $313 million of FFO and $2.0 billion of revaluation gains on property, plant and equipment ($856 million at share, net of associated deferred income taxes) was partially offset by $566 of depreciation and amortization ($303 million at share). Common equity by segment was also reduced by $270 million of distributions received from BREP and negative foreign currency revaluation.

Residential development: We completed the privatization of our Brazilian residential operations, investing R$840 million of capital, increasing our investment in BISA by $364 million to $785 million after considering the impact of earnings and negative currency revaluation. Common equity invested in our North American operations was $1,135 million and increased by $175 million over 2013 primarily due to the contribution of $183 million of FFO. In addition, we repaid $180 million of leverage on our directly held residential development operations, resulting in a further increase in the common equity allocated to this segment. These positive variances were partially offset by the impact of negative currency revaluation on our non-U.S. dollar investments.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Total operating segment FFO	$2,160	$3,376
Gains not recorded in net income	(477)	(434)
Non-controlling interest in FFO	2,096	2,465
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	435	(85)
Fair value changes	3,674	663
Depreciation and amortization	(1,470)	(1,455)
Deferred income taxes	(1,209)	(686)

Net income	$5,209	$3,844

36    BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships, private funds and listed securities within our public markets portfolios. As at December 31, 2014, we managed approximately $89 billion of fee bearing capital, of which approximately $58 billion was from clients and $31 billion was from Brookfield. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed, perpetual capital entities with over $42 million of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We also are entitled to receive incentive distributions equal to a portion of increases in partnership distributions above a pre-determined hurdle.

Private Funds: We manage $29 billion of fee bearing capital through 32 private funds. Private fund capital is typically committed for 10 years with two one-year extension options. Our private fund investor base consists of 280 third-party clients with an average commitment of $80 million. We are compensated through base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represents a portion of investment returns provided that clients receive a minimum pre-determined return.

Public Markets: We manage numerous funds and separately managed accounts on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base and performance fees for managing our public securities portfolios.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. The Brookfield fee bearing capital consists largely of our ownership interests in BPY, BREP and BIP along with $7 billion invested in private funds.

The following table disaggregates our asset management FFO into fee related earnings, carried interests and realized disposition gains to facilitate analysis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Funds from operations
Fee related earnings	$378	$300
Carried interests	3	565
Realized disposition gains	6	—

	$387	$865

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

We disposed of a low margin, fixed income insurance asset management business during the year, which reduced fee bearing capital by $7 billion and generated a $6 million realized disposition gain. This business generated $7 million of base management fees during 2013.

Segment equity in our asset management operations was $323 million at December 31, 2014 (2013 – $216 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

2014 ANNUAL REPORT    37

Fee Related Earnings

We generated the following fee related earnings during the year:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Fee revenues
Base management fees	$625	$502
Incentive distributions	48	32
Performance fees	21	30
Transaction and advisory fees	69	53
	763	617
Direct costs and other	(385)	(317)

Fee related earnings	$378	$300

Fee related earnings increased by 26% to $378 million for the year, primarily as a result of increases in fee bearing capital and associated base management fees, offset in part by increases in operating costs that was largely attributable to growth.

Base management fees increased 25% to $625 million compared to $502 million in the prior year. Base management fees from our listed partnerships increased by $82 million to $284 million and include $256 million of base management fees from BPY, BIP and BREP. Base fees from BPY increased by $64 million during 2014 due to increases in capitalization including $3.3 billion of equity issued as part of the privatization of an office subsidiary in the second quarter of 2014 and a 15% increase in the market price of BPY’S equity units. Our private funds contributed $246 million of base fees, representing a $34 million increase over the prior year from fees generated on additional commitments, and a full year of base fees on commitments to our flagship real estate and infrastructure private funds which closed in 2013. We recorded $18 million of catch-up fees in 2013 in respect of prior years that were crystallized upon the final close of our flagship property fund. Base fees from our public markets activities increased by $25 million to $95 million due to increased values and new client commitments.

We received $48 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 50% from 2013. The growth reflects increases in unit distributions by BIP and BREP of 12% and 7%, respectively.

We earned $21 million of performance fees for managing public securities portfolios, based on exceeding performance thresholds in a number of our strategies, in particular our real estate hedge funds and structured products funds. We earned $30 million of performance fees in 2013.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. Advisory fees totalled $48 million (2013 – $47 million) and we earned $13 million (2013 – $1 million) of transaction fees on completing co-investment transactions.

Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 50% for the year, compared to 47% in 2013, excluding the aforementioned $18 million catch-up fee. Direct costs increased by $68 million year-over-year due to expansion in our operations and include $12 million of non-controlling interests in fee related earnings recorded by partially owned entities (2013 – $nil).

38    BROOKFIELD ASSET MANAGEMENT

Carried Interests

We generated $178 million of unrealized carried interest during 2014 based on investment performance compared to $195 million in 2013. Strong performance in local currencies was partially offset by lower U.S. dollar values due to the strengthening U.S. dollar.

Accumulated unrealized carried interests totalled $488 million at December 31, 2014. We estimate that direct expenses of approximately $174 million will arise on the realization of the amounts accumulated to date, of which $61 million relates to the carry generated in the year. We realized $8 million of carried interest during the year, or $3 million of net clients costs and non-controlling interests, upon completion of the relevant determination period. We realized $558 million of carried interest in 2013, on the wind up of the consortium that acquired our U.S. shopping business, representing our share of the gains generated for our clients on this investment, which accumulated over a period of five years. The amount of unrealized carried interests and associated costs are shown in the following table:

	2014			2013
AS AT DECEMBER 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of year	$318	$(118)	$200	$689	$(57)	$632
In-period change
Generated	178	(61)	117	195	(62)	133
Less: realized	(8)	5	(3)	(566)	1	(565)

Unrealized balance, end of year	$488	$(174)	$314	$318	$(118)	$200

The funds to which unrealized carried interest relates have a weighted average term to realization of five years. Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT DECEMBER 31 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Markets	Total	2013
Property	$21,759	$15,644	$5,315	$42,718	$30,313
Renewable energy	10,880	2,169	—	13,049	11,494
Infrastructure	9,382	8,137	6,848	24,367	21,717
Private equity	—	2,588	—	2,588	2,683
Other	—	—	5,818	5,818	13,086

December 31, 2014	$42,021	$28,538	$17,981	$88,540	n/a

December 31, 2013	$32,997	$25,625	$20,671	n/a	$79,293

1.	Includes Brookfield capital of $22.7 billion (2013 – $19.7 billion) in listed partnerships and $7.0 billion (2013 – $6.0 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities, and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $6.9 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $2.8 billion for property funds, $3.4 billion for infrastructure funds and $0.7 billion for private equity funds, and have an average term during which they can be called of approximately two years. We expect that $2.0 billion of this capital, which is currently committed for investments, will be called in the first six months of 2015. Private fund fee bearing capital has a remaining average term of seven years (nine years with two one-year extension options). Private fund capital also includes approximately $3.2 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

2014 ANNUAL REPORT    39

The principal changes in fee bearing capital during 2014 are set out in the following table:

FOR THE YEAR ENDED DECEMBER 31, 2013 (MILLIONS)	Listed Partnerships	Private Funds	Public Markets	Total
Balance, December 31, 2013	$32,997	$25,625	$20,671	$79,293

Inflows	5,398	4,744	5,229	15,371
Outflows	—	(294)	(2,283)	(2,577)
Expired capital	—	(533)	—	(533)
Distributions	(1,584)	(684)	—	(2,268)
Market activity	6,215	—	1,324	7,539
Foreign exchange and other	(1,005)	(320)	—	(1,325)

Change	9,024	2,913	4,270	16,207
Sale of fixed income operations	—	—	(6,960)	(6,960)

Balance, December 31, 2014	$42,021	$28,538	$17,981	$88,540

Fee bearing capital increased to $89 billion during 2014. Net increases of $16.2 billion in the year were offset in part by the sale of a fixed income business with $7 billion of fee bearing capital. Listed partnership fee bearing capital increased by $9 billion to $42 billion due to $5.4 billion of equity issuances and increases in unit values. Investing cash reserved by BPY for the acquisition of an additional 28% interest in Canary Wharf will increase listed partnership capital by $1.8 billion. Private fund capital increased by $3 billion to $29 billion as a result of new inflows. Net inflows from new and existing clients and market appreciation added $4.3 billion to our public markets fee bearing capital.

Outlook and Growth Initiatives

We continue to experience increased interest by institutions and other investors in real asset investments, which is the focus of most of our investment activities. We have more than $11 billion of private funds in marketing for a variety of investment strategies and hope to be in a position to begin an additional $10 billion of fundraising during 2015 by sufficiently investing existing funds. Looking forward, we continue to focus on expanding fee bearing capital and associated FFO through launching larger private funds, expanding the range of our products and selectively widening our fund focus by region.

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.1 billion at December 31, 2014, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY privatized its office subsidiary, Brookfield Office Properties, during the second quarter of 2014, acquiring the 51% of common shares that it did not own. Two-thirds of the transaction consideration was in the form of BPY equity units and the remaining one-third was cash, which resulted in a decrease of our economic ownership interest in BPY from 89% at December 31, 2013 to 68%. During the fourth quarter of 2014, BPY issued $1.8 billion of convertible preferred equity, which reduced our economic ownership interest in BPY from 68% to 62% on an “as-converted” basis.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 244 properties containing over 112 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. BPY owned a 22% equity interest in Canary Wharf at December 31, 2014, which increased to 50% in March 2015. Of the total properties in our office portfolio, 211 properties, consisting of 94 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 164 retail properties in the United States and Brazil, encompassing 154 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Of the total properties in our retail portfolio, 157 properties, consisting of 152 million square feet, are equity accounted investments and the remaining are consolidated under IFRS. In addition, our retail mall portfolio has a redevelopment pipeline that exceeds $600 million (on a proportionate basis).

40    BROOKFIELD ASSET MANAGEMENT

Other Properties: We own and operate industrial, multifamily, hotel and triple net lease properties. Our industrial portfolio consists of interests in 168 operating properties in North America and Europe, containing 44 million square feet of space. We also own and manage a land portfolio with the potential to build 54 million square feet of industrial properties. Of the total properties in our industrial portfolio, 116 properties, consisting of 25 million square feet, are consolidated and the remaining interests are equity accounted. Our multifamily portfolio includes over 27,800 multifamily units in the United States and Canada, while our hotel portfolio includes 11 properties with 8,700 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities and realized disposition gains to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Property Partners
Equity units[1,2]	$499	$492	$13,681	$12,180
Preferred shares	76	56	1,275	1,275

	575	548	14,956	13,455
Other
Property assets	14	6	462	469
Liabilities and other carrying costs	(35)	(28)	(541)	(585)
Realized disposition gains	330	28	—	—

	$ 884	$554	$14,877	$13,339

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing a 62% economic ownership interest in BPY

2.

Represents our share of BPY’s FFO of $758 million (2013 – $565), adjusted to exclude $46 million (2013 – $38 million) of FFO related to asset management and service activities conducted by BPY and its subsidiaries

FFO within our property segment was $884 million and increased from the $554 million recorded in 2013 due primarily to $330 million of realized disposition gains recorded in 2014 compared to $28 million in 2013. FFO excluding realized disposition gains increased due to our increased ownership interest in our office portfolio and positive leasing spreads offset by increased management fees and interest expense. Realized disposition gains in the current year include $139 million of gains on the disposition of assets in our U.S. office portfolio, a $67 million gain within our U.S. retail portfolio, a $41 million gain on the sale of a UK office property, a $30 million gain on the repayment of a distressed European debt investment and $53 million of gains on the sale of assets in our opportunistic funds.

Brookfield Property Partners

BPY’s FFO for 2014 was $758 million, of which our share was $575 million. We received $499 million through our equity interest and an additional $76 million as dividends on preferred shares that were issued to us on the formation of BPY (2013 – $56 million). This represents an increase of $27 million from the $548 million of FFO recorded during 2013.

Office Properties

BPY recorded FFO of $539 million from its office property operations in 2014 compared to $354 million 2013. The $185 million increase in BPY’s office FFO was due primarily to an increase in the weighted average ownership in office portfolio from 49% to 87% in the second quarter of 2014. Same-property revenues at most of our United States and European properties increased due to higher occupancy levels and positive leasing on expiring leases. These positive variances were partially offset by a decrease in revenues following an expected large lease expiry at Brookfield Place, New York in October 2013, the negative impact of foreign currency exchange and the receipt of a $14 million distribution from Canary Wharf in 2013, whereas we did not receive a distribution in the current period.

Leasing activity during the year consisted of 10.8 million square feet of new and renewal leases at an average in-place net rent of $34.43, which was 34% higher than expiring net rents of $25.74 per square foot. This resulted in a 2.0% increase in average in-place net rents from $28.81 to $29.39 per square foot, after reflecting the impact of currency revaluation. Overall occupancy decreased from the prior year to 86.8% (2013 – 88.0%) as we continued to recycle capital, disposing of mature, high occupancy office properties and acquiring under leased properties. Nearly 65% of the current year’s leasing was in respect of new leases, which resulted in tenant improvements and leasing costs related to leasing activity increasing from $42.99 to $73.14 per square foot. This increase was due to a high percentage of leasing activity associated with new leases that were concentrated in New York City where leasing costs tend to be higher. Our overall office portfolio in-place net rents are currently 21% below market net rents.

2014 ANNUAL REPORT    41

We currently have 5.1 million square feet of active development projects, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, Brookfield Places in Calgary and Perth, as well as London Wall Place and Principal Place in London and the Giroflex towers in São Paulo. These projects are 50% pre-leased in aggregate and we estimate an additional cost of $2.0 billion to complete construction.

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $491 million in 2014 (2013 – $298 million), of which our share was $353 million (2013 – $280 million). The $193 million increase in BPY’s FFO from retail properties is primarily the result of a 6% increase in our weighted average ownership of GGP from 23% to 29%, a 4.5% increase in same-store net operating income at GGP and an overall reduction in interest expense, as GGP benefitted from reduced interest rates on refinancing activities. Retail FFO also benefitted from the contribution of our $500 million investment in a retail property company in Shanghai, China, $157 million of which was contributed by BPY and our institutional partners funded the remaining portion. This investment contributed $12 million of FFO to BPY.

Our retail portfolio occupancy rate remained relatively unchanged at 95.8% as at December 31, 2014. We leased approximately 7.8 million square feet during the year increasing in-place rents to $54.71 at December 31, 2014 from $53.15 at December 31, 2013 on a suite-to-suite basis. At GGP, total sales, excluding anchors, increased 2.8% compared to the prior year and suite-to-suite lease spreads increased by 18.3% for executed leases commencing in 2014.

Industrial, Multifamily, Hotels and Triple Net Leased Assets

BPY owns industrial, multifamily, hotel and triple net leased property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations is $1.6 billion as of December 31, 2014 (2013 – $0.9 million), and its share of the associated FFO increased to $77 million (2013 – $61 million), primarily from a full year contribution from our UK and U.S. industrial operations, the acquisition of value-add multifamily units, additional hotel investments in May 2014 through a strategic partnership, and the acquisition of a triple net lease portfolio, consisting of over 300 automotive dealerships, in the fourth quarter of 2014. Offsetting the contribution from capital deployed, were the removal of FFO on dispositions, which includes mature assets within the multifamily portfolios, a resort property and a portfolio of Mexican industrial properties.

Corporate

BPY’s FFO from its corporate segment was a charge of $349 million for the year ended December 31, 2014 compared to a charge of $148 million in the prior year. The $201 million decrease in FFO from 2013 is attributable to an increase in interest expense on BPY’s credit facilities, which were primarily drawn on to fund the privatization of Brookfield Office Properties Inc. (“BPO”). Additionally, asset management fees paid during the year increased to $100 million from $36 million in 2013 primarily from an increase in capitalization and a full year of operation.

Common Equity by Segment

Common equity by segment increased by $1.6 billion to $14.9 billion (2013 – $13.3 billion) primarily due to our share of BPY’s net income, including fair value gains which are further described on page 22. This was partially offset by foreign currency revaluation, distributions paid and a net equity reduction on the privatization of our office subsidiary.

Outlook and Growth Initiatives

Subsequent to year-end, BPY agreed to acquire Canary Wharf Group for approximately £2.6 billion, through a strategic partnership. The UK portfolio will add 6.4 million square feet of premier office and retail properties to its leasing portfolio, and 11.2 million square feet of development assets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management, including refinancing mature properties and disposition of select mature or non-core assets;

•	Advancing development assets as the economy rebounds and supply constraints create opportunities; and

•	Renewing and extending borrowings to take advantage of the current low interest rate environment.

We anticipate realizing significant net revenue increases over 2015 and 2016 as a result of the leasing activity completed in 2014. Notably, Brookfield Place New York is now 95% leased, which will result in meaningful increases in FFO as the tenant build-outs are completed in 2015 and 2016. We anticipate that these new leases will more than offset the FFO reduction from the large lease expiry noted above.

We expect to increase the cash flows from our office and retail property activities through continued leasing activity as described above. In particular, we are operating below our normal office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. Most of our markets have favourable outlooks, which we expect will also lead to strong growth in lease rates.

42    BROOKFIELD ASSET MANAGEMENT

We remain focused on harvesting capital from mature properties, which may result in the sale of assets, on a whole or partial basis and to fund additional investment activity. The proceeds of these transactions will be utilized to repay our office property bridge facility which has a term of two years.

Transaction activity is strong across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest of whole or partial interests in a number of mature assets to capitalize on existing market conditions.

We continue to focus on completing our active developments and redevelopments, which have scheduled completion dates between 2016 to 2019. In addition to our active developments, we have a 5.6 million square foot development pipeline and continue to reposition and redevelop existing retail properties, in particular, a number of our shopping centres in the United States.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $8.5 billion at December 31, 2014, based on public pricing. BREP operates renewable energy facilities and owns them both directly as well as through our private infrastructure funds.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Renewable Energy Partners[1]	$359	$390	$3,806	$3,534
Brookfield Energy Marketing	(46)	(119)	1,076	894
Realized disposition gains	—	176	—	—

	$313	$447	$4,882	$4,428

1.

Brookfield’s economic ownership interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing a 63% economic ownership interest in BREP

Our share of BREP’s FFO decreased by $31 million to $359 million due to a contractual price decrease in a previously high price contract, limited operations at a gas-fired plant, and negative foreign currency exchange, which was partially offset by the contribution from assets acquired or commissioned during the year. In addition, our share of BREP’s FFO decreased by $8 million as a result of our reduced weighted average ownership interest compared to 2013. BEMI incurred a $46 million loss during the year, representing an improvement of $73 million over the prior year. FFO benefitted from strong pricing and capacity sales, primarily in the first quarter of 2014.

BREP completed a $325 million unit issuance in June 2014, in which we did not participate, resulting in a reduction in our economic ownership interest from 65% to 63%. In the first quarter of 2013, we completed a secondary offering of BREP and recognized a $176 million realized disposition gain.

Brookfield Renewable Energy Partners

BREP owns one of the world’s largest, publicly traded, pure-play renewable energy portfolios with 6,700 MW of installed capacity, and long-term average annual generation of 24,000 GWh. This portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

2014 ANNUAL REPORT    43

FOR THE YEARS DECEMBER 31 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2014	2013	2014	2013	2014	2013
Revenues
Hydroelectric	19,234	19,232	19,531	18,399	$1,414	$1,409
Wind energy	3,103	2,220	3,417	2,538	308	258
Co-generation	211	770	348	899	29	71

	22,548	22,222	23,296	21,836	1,751	1,738

Direct operating costs					(524)	(530)
Interest expense and other					(484)	(470)
Non-controlling interest					(183)	(144)

BREP FFO					$560	$594

Brookfield’s share					$359	$390

BREP’s FFO decreased by $34 million to $560 million (2013 – $594 million), of which our share was $359 million (2013 – $390 million). Generation levels totalled 22,548 GWh, 3% below the long-term average of 23,296 GWh, and an increase of 326 GWh (1%) compared to the same period of the prior year.

Hydroelectric generation of 19,234 GWh was 2% below long-term average (“LTA”) compared to generation that was 5% above LTA in 2013. Generation from hydroelectric assets held throughout both reporting periods was 18,192 GWh, 5% below the 19,232 GWh produced in the prior year. Recently acquired and commissioned facilities and a full year’s contribution from facilities acquired in 2013 produced 1,042 GWh. The variance in year-over-year results from existing facilities reflects the return to more normal generation levels in the United States after experiencing very strong hydrological conditions across much of the portfolio in the prior year. In Brazil, our participation in the hydrological balancing pool mitigated the impact of drought-like conditions and resulted in generation being only 8% lower than assured levels.

Generation from the wind portfolio of 3,103 GWh, was 9% below long-term average of 3,417 GWh. Our recent acquisition of a wind portfolio in Ireland contributed 891 GWh, partly offsetting the lower wind conditions across the rest of the wind portfolio in the United States and Canada. Our 110 MW natural gas-fired co-generation plant in Ontario produced nominal generation in the period as a result of low power prices relative to gas market prices. The operations at this facility have been temporarily suspended but remain available to be restarted should economic conditions allow.

Revenues for the year totalled $1,751 million. Our recently acquired and commissioned assets contributed $151 million of revenue. Stronger merchant pricing and annual escalations in our power purchase agreements partially offset lower generation from existing U.S. hydroelectric facilities and a contractual price decrease in a previously high price contract, resulting in a net $46 million decrease in revenue. Generation in Canada was consistent with the prior year in aggregate; however stronger performance from facilities with higher relative contract prices contributed an additional $9 million. In Brazil, revenues declined $14 million as the impact of lower generation was partially offset by our ability to capture strong merchant power pricing by keeping a portion of our output uncontracted. Revenue from our natural gas-fired plant in Ontario decreased by $40 million reflecting limited operations throughout 2014. Revenues in Canada and Brazil were also impacted by negative foreign currency variation.

Direct operating costs totalled $524 million representing a decrease of $6 million attributable to the savings achieved from the cost efficiencies at our operations, the reduction in power purchased in the open market for our co-generation facilities and the benefit of reduced Canadian and Brazilian costs in U.S. dollars, based on a stronger U.S. dollar in 2014. The incremental expense related to the growth in the portfolio was $46 million.

Interest expense totalled $415 million representing an increase of $5 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on BREP’s credit facilities. Other expenses including management service costs of $51 million representing an increase of $10 million primarily attributable to the increase in the market value BREP’s equity units and the issuance of LP Units in the second quarter of 2014.

The $39 million increase in non-controlling interests is primarily due to new assets acquired being held through our private funds, and accordingly, we receive only a portion of the FFO that they generate.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power as well as any ancillary revenues, such as capacity and renewable energy credits or premiums.

BEMI purchased approximately 8,900 GWh (2013 – 8,800 GWh) of electricity from BREP during 2014 at an average price of $73 per megawatt hour (“MWh”) (2013 – $74 per MWh) and sold this power at an average price, including ancillary revenues, of $68 per MWh (2013 – $61 per MWh), resulting in an FFO deficit of $46 million (2013 – $119 million). Ancillary revenues, which include capacity payments, green credits and revenues generated for the peaking ability of our plants,

44    BROOKFIELD ASSET MANAGEMENT

totalled $127 million (2013 – $107 million) and increased average realized prices by $14 per MWh (2013 – $12 per MWh). Approximately 3,300 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $80 per MWh (2013 – $85 per MWh). The balance of approximately 5,600 GWh was sold in the short-term market at an average price of $60 per MWh, including ancillary revenues (2013 – $46 per MWh).

Common Equity by Segment

Common equity by segment increased by $454 million to $4.9 billion during the period, primarily due to the contribution from FFO and the increased value of our portfolio, partially offset by distributions received from BREP. We recorded a $47 million dilution gain directly to equity on the reduction of our ownership interest in BREP following an equity issue in June 2014, which we did not participate in.

Outlook and Growth Initiatives

Acquisition and development activities completed during the year increased our estimated annualized generation by 2,501 GWh, which includes the contributions from a recently acquired wind portfolio in Ireland. This was our first acquisition in Europe and provides us with a strong foundation to expand our renewable energy business. More recently, we announced the acquisition of a 488 MW diversified portfolio which will greatly expand our operating capacity in Brazil.

Notwithstanding the current low price environment for electricity prices in our North American markets, we believe electricity prices will increase strongly over the long term due to the challenges facing many forms of generation technologies, including environmental concerns and possible carbon pricing, desires for energy independence and security and other potential legislative and market driven factors. In the short term, most of our revenues are secured through long-term contracts. Uncontracted power is being sold at the current market price which has increased substantially in recent months due to seasonal climate conditions. In the long term, we are well positioned to benefit from increasing electricity prices.

BREP has entered into long-term agreements that enable it to sell power at pre-determined prices, including contracts with BEMI. These contracts have a weighted average term of 18 years and represent 85% of our long-term average generation for both 2015 and 2016, based on long-term average generation, declining to 74% in 2017. The average price at which power is sold under these agreements is $81 per MWh in 2015, and averages $83 per MWh over the next five years.

BEMI is expected to purchase approximately 8,450 GWh of electricity from BREP during each of the next five years based on long-term average generation, at an average price of $70 per MWh, which increases annually based on a percentage of inflation. BEMI has entered into long-term contracts to sell approximately 3,200 GWh of expected annual purchases based on long-term average generation. These contracts have an average life of 15 years and an average price over the next five years of $71 per MWh. The remaining 5,250 GWh is expected to be sold on a short-term basis until such time as we can secure long-term contracts at prices that are consistent with our long-term expectation for power prices.

The majority of our portfolio consists of hydroelectric generating facilities, and as a result, our revenues are subject to hydrology levels. Over the long term we believe that generation at our existing facilities will approximate their long-term averages, however significant variances may occur in any given year. Our North American assets have the ability to store water in reservoirs approximating 29% of their annual generation which allow us to generate power during higher price periods to varying degrees. In addition, our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil provides partial protection against short-term changes in water supply.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 28% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.8 billion at December 31, 2014, based on public pricing. BIP owns a number of these infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Infrastructure Partners[1]	$194	$185	$1,390	$1,478
Sustainable resources	28	37	707	693
Realized disposition gains	—	250	—	—

	$222	$472	$2,097	$2,171

1.	Brookfield’s 28% economic ownership interest in BIP consists of 59.8 million redemption-exchange units

2014 ANNUAL REPORT    45

We disposed of our direct and indirectly held Pacific Northwest timberlands in the prior year, generating proceeds of $600 million and a $163 million realized disposition gain.

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

BIP recorded $724 million of FFO in 2014 ($194 million at our share), representing a 5% increase from prior year as the benefit of organic growth and contribution from new investments more than offset the elimination of FFO from assets that were sold in prior periods as part of a capital recycling initiative.

FFO from utilities operations was $367 million ($105 million at our share), slightly below the prior year FFO of $377 million, as the benefit from inflation indexation and contributions from organic growth investments over the past year were offset by the elimination of FFO from the Australasian regulated distribution operation that was sold in the fourth quarter of 2013. Excluding the impact of the sale, BIP’s utilities FFO increased by $39 million and benefitted from higher connections activity at our UK regulated distribution business, inflation indexation, a larger regulated asset base and lower costs resulting from margin improvement programs at a number of operations.

Transport FFO increased by $66 million to $392 million ($112 million at our share) during the year. South American toll roads contributed an additional $43 million of FFO compared to the prior year, primarily from increased ownership in these operations and an 8% increase in toll revenues versus the prior year due to increased tariffs and volumes. FFO also benefitted from the contribution from a Brazilian rail business acquired during the third quarter, which generated $14 million of FFO; and improved results at our UK port as economic conditions continue to improve in the region.

Energy FFO decreased by $2 million to $68 million ($19 million at our share). The expansion of our North American district energy business and improved performance at our energy distribution businesses increased FFO by $6 million; however this was offset by lower transportation volumes at our North American energy transmission business.

Sustainable Resources

Sustainable resource FFO of $28 million decreased by $9 million from the prior year due to the inclusion of $17 million of FFO from assets disposed in 2013. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Infrastructure common equity by segment was lower than the prior year, as the contribution from FFO and positive appraisal gains was offset by negative currency revaluation and distributions paid to us. A significant amount of the carrying value of our infrastructure operations is recorded as intangible assets which are held at cost and are amortized over their useful lives as opposed to being recorded at fair value. Accordingly, common equity by segment is reduced by the amortization recorded on these assets.

Outlook and Growth Initiatives

In the utilities platform, we expect to earn a return on incremental investments which is consistent with our current return on rate base. Within our transport and energy operations we are increasing our investments in transportation assets such as ports and toll roads, as we see attractive valuations and exposure to GDP growth through increasing traffic volumes. We have also recently completed $600 million of new investments in these operations through our private infrastructure funds along with our partners.

Our timber funds continue to attract strong interest from institutional investors and we continue to deploy capital in these funds. Our R$330 million Brazil Agriland Fund is currently almost fully invested and we will use the remaining capital to fund conversion of additional lands to crop production.

46    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.3 billion, as well as direct investments in several private companies and public companies including Norbord Inc. (“Norbord”).

FFO was $369 million and included $239 million of disposition gains. FFO excluding disposition gains decreased from $296 million to $130 million in 2014 due largely to a decrease of $91 million in our share of Norbord’s FFO due to 31% lower North American oriented strand board (“OSB”) prices. OSB prices averaged $218 per thousand square feet (“Msf”) in 2014 compared to $315 per Msf in 2013. In addition, the prior year included $46 million of additional FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in 2014. Our private funds contributed $61 million of FFO, representing a $5 million decrease from the 2013. Improved pricing and production in our natural gas businesses was offset by the impact of reduced pricing and volumes and negative currency revaluation in our indirectly held wood products operations.

We recognized $239 million of realized disposition gains in 2014, primarily related to the sale of Western Forest Products. The prior year included a $200 million disposition gain on the sale of a private fund investee company as well as gains on the partial sales of Western Forest Products and Norbord.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Brookfield Capital Partners
Private funds	$61	$66	$726	$474
Norbord	29	120	189	246
Western Forest Products and other investments	40	110	135	385
Realized disposition gains	239	316	—	—

	$369	$612	$1,050	$1,105

Our private funds include 16 investments in a diverse range of industries. Our average investment is $23 million excluding our largest single investment of $374 million using IFRS values. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at December 31, 2014 was approximately $618 million based on market prices, compared to our carrying value of $189 million.

Segment equity decreased by $55 million from 2013 to $1.1 billion, representing the distribution of capital following asset monetizations partially offset by the contribution from earnings and capital invested in our private funds.

Outlook and Growth

In December, Norbord and Ainsworth announced that they have entered into an arrangement under which Norbord will acquire all of the outstanding shares of Ainsworth Lumber Co. Ltd. The transaction has received shareholder and anti-trust approvals, and we anticipate closing by March 31, 2015. The combined company will be one of the largest and lowest-cost OSB producers globally, with a portfolio of high-quality assets that produce a wide range of products for residential, industrial and specialty applications.

We have now fully invested our most recent private equity fund and continue to focus on enhancing and realizing value within our existing investments. With the current volatility in energy prices we are actively reviewing opportunities to invest in and around the oil sector.

We will continue to focus on investing at attractive valuations in sectors where we can leverage our real asset and related operating platform expertise through our private equity funds which will be the conduit for all of our opportunistic private equity investments.

2014 ANNUAL REPORT    47

RESIDENTIAL DEVELOPMENT

Our residential development operations consist primarily of direct investments in two companies: Brookfield Residential Properties Inc. (“Brookfield Residential” or “BRP”) and Brookfield Incorporações S.A. (“BISA”), as well as directly held operations in Australia.

Our North American business is conducted through BRP. As at December 31, 2014, we held approximately 71% of BRP, which was listed on the New York and Toronto stock exchanges. BRP is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 105,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders. In December 2014, we entered into a definitive arrangement to acquire the 29% of common shares of Brookfield Residential that we do not already own by way of a court-approved plan of arrangement for $24.25 per common share. We completed this transaction on March 13, 2015, acquiring 32.4 million common shares of BRP.

Our Brazilian business is conducted through BISA, one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the six other markets that collectively account for the majority of the Brazilian real estate market. We acquired 262 million shares of BISA during November 2014, increasing our ownership from 45% to 87%, and are completing a process to acquire the remaining shares of BISA that we do not own.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Our Brazilian residential development operations have been affected by weaker market fundamentals, which have resulted in both construction delays and a reduction in overall project launches. As a result, we have recorded a $87 million impairment of our Brazilian residential goodwill.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Residential
North America (BRP)	$183	$117	$1,135	$960
Brazil (BISA)	(20)	(61)	785	421
Australia and other	1	(10)	160	54

	$164	$46	$2,080	$1,435

Funds from operations from BRP increased by 56% to $183 million as a result of improved revenues and gross margins in our U.S. operations offsetting a lower contribution from Canada due to changes in product mix. Overall gross margins for land and housing were 31% for the quarter. The average home selling price increased 16% to $516,000, compared to $444,000 for the same period in 2013. Single family lot sales decreased to 2,107 lots from 2,402 lots in 2013 and 216 fewer raw and partially finished acres were sold in 2014. This was partially offset by a 14% increase in the average lot selling price. We have 29 active land communities and 61 active housing communities, up from 21 and 47 in 2013, respectively.

We delivered 43 projects in our Brazilian operations during 2014, recognizing $1,095 million of revenue. We continue to experience reduced level of launches and contracted sales in this business and we are focusing on operational efficiencies to increase margins.

Outlook and Growth Initiatives

We believe our North American activities will continue to benefit from the continuing recovery of the U.S. housing industry which should favourably impact our future prices and volumes. Recently announced changes to lending standards and the proposed reduction in FHA premiums should help to further stimulate activity in the U.S. market. In Canada, the impact of declining commodity prices on the housing market may have offsetting impacts. We believe the rapid decline in oil prices could present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could prove to be positive for both the Canadian and U.S. consumer and therefore the homebuilding industry. Net new home orders increased 1.1% to 2,382 units in 2014 as a result of stable market performance in Canada and the recovery in the U.S., which increased the units and value of our backlog units by 8.1% and 9.4%, respectively, over the prior year, with much of the increase occurring within our U.S. operations. At the end of 2014, the North American backlog of homes sold but not delivered was 989, with a sales value of $490 million, compared to 915 homes with a value of $448 million at the same time last year.

48    BROOKFIELD ASSET MANAGEMENT

Brazil is currently experiencing lower growth, which is having a negative impact on current returns. We intend to restructure the company’s operations and refocus the company in select key markets.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Service activities
Construction	$108	$118	$914	$938
Property services	44	39	306	348

	$152	$157	$1,220	$1,286

We recognized $108 million of construction FFO during 2014, representing a decrease of $10 million from the prior year. Revenues and direct costs decreased by $551 million and $541 million to $2,669 million and $2,561 million, respectively, due to a delay in large projects in the first three quarters of 2014 across several geographies and negative foreign currency exchange. Operating margins decreased to 7.1% from 7.5% in 2013. Work-in-hand continued to grow during the year, particularly in the fourth quarter, increasing to $6.4 billion at the end of December 31, 2014 from $3.4 billion at December 31, 2013 primarily due to the successful contract of a large stadium in Perth, Australia. Our work book consists of 85 projects with an average project life of 2.4 years, of which 1.2 years are remaining.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase in FFO was due to increased activity and sale volumes throughout our operations, partially offset by the impact of lower currency values for the Australian and Canadian dollars. Subsequent to year end, we acquired the 50% of our Canadian and Australian facilities management operations that we do not own. This acquisition will facilitate a merger with our wholly owned businesses in the Middle East and South America as part of a broader plan to create a leading global facilities management business. We intend to expand our facilities management businesses to the United States and Europe, building on client relationships across our 340 million square foot property portfolio.

CORPORATE ACTIVITIES

Our corporate operations primarily consist of allocating capital to our operating platforms, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Cash and financial assets, net	$40	$159	$897	$814
Realized disposition gains	(6)	525	—	—
Corporate and subsidiary borrowings	(230)	(291)	(4,075)	(3,975)
Capital securities and preferred equity[1]	(2)	(13)	(3,549)	(3,261)
Corporate costs and taxes/net working capital	(133)	(157)	351	223

	$(331)	$223	$(6,376)	$(6,199)

1. FFO excludes preferred share distributions of $154 million (2013 – $145 million)

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,197 million of cash and financial assets, which are partially offset by $300 million (2013 – $782 million) of deposits and other liabilities.

2014 ANNUAL REPORT    49

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Interest expense on corporate and subsidiary borrowings declined by $61 million compared to 2013. We terminated a long-dated interest rate swap in the third quarter of 2013 through a one-time $905 million payment, which resulted in us no longer incurring interest expense in the current year (2013 – $87 million) and the recognition of a $525 million gain. We financed the repayment through a series of medium-term note issuances, which decreased our cost of capital by nearly 500 basis points.

We redeemed our remaining C$175 million of capital securities on April 6, 2014, using the proceeds from the issuance of C$200 million, Series 38 4.4% preferred shares in the first quarter. We issued and redeemed C$300 million, Series 40 4.5% preferred shares and C$300 million, Series 22 7% preferred shares in the second and third quarter, respectively. We also issued C$300 million, Series 42 4.5% rate reset preferred shares.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $567 million (2013 – $625 million). Net working capital also includes a $570 million loan receivable from BPY.

50    BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

FINANCING STRATEGY

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units is intended to limit the impact of weak performance by one asset or business unit on our ability to finance the balance of the operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit, and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

We maintain sufficient liquidity at the corporate level and within our key operating platforms in order to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Consolidated		Corporate		Proportionate
AS AT DECEMBER 31 (MILLIONS)	2014[1]	2013	2014	2013	2014[2]	2013
Corporate borrowings	$4,075	$3,975	$4,075	$3,975	$4,075	$3,975
Non-recourse borrowings
Property-specific mortgages	41,674	35,495	—	—	23,555	20,319
Subsidiary borrowings	8,329	7,392	—	—	5,174	3,998

	54,078	46,862	4,075	3,975	32,804	28,292

Accounts payable and other	10,474	10,316	1,158	978	6,945	6,041
Deferred tax liabilities	8,140	6,164	50	24	4,781	3,737
Subsidiary equity obligations	3,541	1,877	—	163	2,149	655
Equity
Non-controlling interests	29,545	26,647	—	—	—	—
Preferred equity	3,549	3,098	3,549	3,098	3,549	3,098
Common equity	20,153	17,781	20,153	17,781	20,153	17,781

	53,247	47,526	23,702	20,879	23,702	20,879

Total capitalization	$129,480	$112,745	$28,985	$26,019	$70,381	$59,604

1.	Reflects liabilities associated with assets held for sale on a consolidated basis
2.	Reflects liabilities associated with assets held for sale on a proportionate basis

2014 ANNUAL REPORT    51

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in consolidated borrowings reflects additional non-recourse asset-specific and subsidiary borrowings relating to newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $100 million compared to 2013 due to a $185 million increase in term debt, in U.S. dollars, partially offset by an $88 million reduction in short-term borrowings. We issued C$500 million of medium-term notes during the year, which was partially offset by a $245 million reduction in the value of our Canadian dollar term debt due to a lower Canadian dollar relative to the U.S. dollar. We also issued C$800 million of rate-reset preferred shares during the year, the proceeds of which were primarily utilized to refinance the redemption of our remaining C$175 million of capital securities on April 6, 2014 and C$300 million of rate-reset preferred shares on September 30, 2014.

Common and preferred equity totals $23.7 billion (2013 – $20.9 billion) and represents approximately 82% of our corporate capitalization.

Corporate borrowings are further described on page 53.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2013 as a result of our increased ownership of our office portfolio, and the associated mortgage debt, which increased from 45% to 68% at December 31, 2014, upon completion of the privatization of our office subsidiary as well as our share of BPY’s $1.5 billion bridge facility which financed one-third of the acquisition.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

	Consolidated		Corporate
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Financial assets
Government bonds	$97	$179	$61	$141
Corporate bonds and other	1,170	498	186	303
Preferred shares	626	33	17	18
Common shares	3,465	2,758	344	730
Loans receivable/deposits	927	1,479	47	43

Total financial assets	6,285	4,947	655	1,235
Cash and cash equivalents	3,160	3,663	542	361

	$9,445	$8,610	$1,197	$1,596

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. For example, BPY’s 22% common share investment in Canary Wharf, which is carried at $1.3 billion within consolidated financial assets, is included in our property segment.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

52    BROOKFIELD ASSET MANAGEMENT

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $96 million of insurance liabilities that are included in net working capital within our corporate segment.

Loans receivable exclude $570 million drawn on our $1.0 billion facility with BPY, which is included as a receivable within net working capital in our corporate activities segment.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2013 – $800 million). The carrying value of these derivative instruments reflected in our financial statements at December 31, 2014 was a liability of $9 million (2013 – liability of $12 million).

Corporate Borrowings

Corporate borrowings at December 31, 2014 included term debt of $3.5 billion (December 31, 2013 – $3.3 billion) and $574 million (December 31, 2013 – $662 million) of commercial paper and bank borrowings pursuant to, or backed by, $2.0 billion of committed revolving term credit facilities of which $1.7 billion have a five-year term and the remaining $300 million have a three-year term. As at December 31, 2014, approximately $137 million (December 31, 2013 – $170 million) of the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt have an average term of nine years (December 31, 2013 – nine years). The average interest rate on our corporate borrowings was 4.6% at December 31, 2014 (December 31, 2013 – 4.5%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2014	2013	2014	2013
Property	5	4	$25,543	$21,577
Renewable energy	10	12	5,991	4,907
Infrastructure	10	10	6,520	6,078
Residential development	1	3	1,531	2,214
Private equity and other	3	1	752	342
Corporate	1	1	27	377

Total	6	6	$40,364	$35,495

The increase in property-specific borrowings of $4.9 billion during 2014 is due primarily to borrowings incurred or assumed in respect of acquisitions. We repaid $371 million of borrowings within our Brazilian residential development operations, which partially offset this increase. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2014	2013	2014	2013
Subsidiary borrowings
Property	2	2	$4,025	$3,075
Renewable energy	6	7	1,687	1,717
Infrastructure	4	4	719	435
Residential development	7	7	1,076	1,266
Private equity and other	2	3	822	899

Total	4	4	$8,329	$7,392

2014 ANNUAL REPORT    53

Subsidiary borrowings generally have no recourse to the company. Property borrowings increased due to borrowings assumed on acquisitions and our bridge facility utilized to fund the cash portion of the privatization of BPO. Private equity borrowings decreased due to the deconsolidation of debt following the sale of Western Forest Products.

Subsidiary Equity Obligations

Subsidiary equity obligations consist of limited life funds and redeemable fund units, capital securities and preferred equity units.

AS AT DECEMBER 31 (MILLIONS)	2014	2013
Limited life funds and redeemable fund units	$1,423	$1,086
Capital securities and subsidiary preferred shares	583	791
Subsidiary preferred equity units	1,535	—

Total	$3,541	$1,877

Limited Life Funds and Redeemable Fund Units

Limited life funds and redeemable fund units increased by $337 million to $1.4 billion due to additional capital invested in limited life funds and increased fund valuations.

Subsidiary Preferred Shares

Subsidiary preferred shares are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common shares at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense.

The company redeemed all of its directly issued Class A Series 12 preferred shares for cash effective April 6, 2014, and the balance represent obligations of BPY and its subsidiaries.

Subsidiary Preferred Equity Units

BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the value of the liability and equity conversion option was determined to be $1,535 million and $265 million, respectively, at the time of issuance. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013
Floating rate	2.11%	2.13%	$480	$480
Fixed rate	4.82%	4.82%	753	753
Fixed rate-reset	4.59%	5.00%	2,316	1,865

	4.31%	4.51%	$3,549	$3,098

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2014 was 255 basis points.

On March 13, 2014, the company issued 8.0 million Series 38 fixed rate-reset preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million and used the proceeds to redeem C$175 million of 5.4% capital securities.

On June 5, 2014, the company issued 12.0 million Series 40 fixed rate-reset preferred shares with an initial dividend rate of 4.5% for total gross proceeds of C$300 million, and used the proceeds to redeem C$300 million of Series 22 preferred shares.

On October 8, 2014, the company issued 12.0 million Series 42 fixed rate-reset preferred shares, with an initial dividend rate of 4.5% for total gross proceeds of C$300 million.

54    BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Brookfield Property Partners	$14,618	$12,810
Brookfield Renewable Energy Partners	5,075	4,002
Brookfield Infrastructure Partners	4,932	5,127
Other interests
Private equity operations	1,359	1,410
Residential development operations	602	1,020
Other	2,959	2,278

	$29,545	$26,647

Non-controlling interests at Brookfield Property Partners increased by $1.8 billion due to the portion of comprehensive income attributable to non-controlling interests including $1.3 billion of gains on consolidated investment properties primarily in our office properties. BPY’s non-controlling interest also increased due to equity contributed by our partners and a gain record on, the Brookfield Office Properties privatization transaction, as the consideration of $26.35 per share was a discount to the IFRS book value. These increases were offset by the cash portion of the privatization transaction of BPO, distributions paid and negative foreign currency revaluation. Non-controlling interests at Brookfield Renewable Energy Partners increased by $1.0 billion due to a C$325 million equity issuance by BREP that we did not participate in, and private fund capital calls, as well as the portion of comprehensive income attributable to non-controlling equity interests.

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Outstanding at beginning of year	615.5	619.6
Issued (repurchased)
Repurchases	(1.5)	(8.8)
Long-term share ownership plans[1]	4.6	4.5
Dividend reinvestment plan	0.2	0.2

Outstanding at end of year	618.8	615.5
Unexercised options[2]	36.7	35.6

Total diluted shares at end of year	655.5	651.1

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

We purchased 1.5 million Class A shares during 2014 for $61 million of which 1.3 million shares ($51 million) are in respect of long-term share employee ownership programs.

The company holds 10.8 million Class A shares (December 31, 2013 – 9.6 million) purchased in consolidated entities in respect of long-term share ownership programs and which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 2.9 million (December 31, 2013 – 1.0 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2014 and December 31, 2013, resulting in a net reduction of 7.9 million (December 31, 2013 – 8.6 million) diluted shares outstanding.

The cash value of unexercised options is $906 million (2013 – $904 million) based on the proceeds that would be received on exercise of the options.

As of March 24, 2015, the Corporation had outstanding 617,888,348 Class A shares and 85,120 Class B shares.

2014 ANNUAL REPORT    55

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Income
	2014	2013
Net income	$3,110	$2,120
Preferred share dividends	(154)	(145)

	2,956	1,975
Capital securities dividends[1]	2	13

Net income available for shareholders	$2,958	$1,988

Weighted average shares	616.7	616.1
Dilutive effect of the conversion of options using treasury stock method[2]	15.7	12.8
Dilutive effect of the conversion of capital securities[1,3]	1.2	7.9

Shares and share equivalents	633.6	636.8

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 and 21 shares were redeemed on April 6, 2014 and June 30, 2013, respectively

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

INTEREST RATE PROFILE

As at December 31, 2014, our net floating rate liability position on a proportionate basis was $5.4 billion (December 31, 2013 – $4.0 billion). As a result, a 10 basis-point increase in interest rates would decrease funds from operations by $5 million (December 31, 2013 – $4 million). Notwithstanding our practice of match funding long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure in respect of these assets while preserving a long-term maturity profile.

The impact of a 10 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase net income by $2 million on an annualized basis before tax, based on our positions at December 31, 2014 (December 31, 2013 – $2 million).

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We completed approximately $18 billion of debt and preferred share financings during the year. These refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $10 billion of the asset-specific financings and the $3 billion of preferred shares issued have fixed rate coupons.

As at December 31, 2014, we held a $2.9 billion notional amount (2013 – $2.7 billion) of interest rate contracts, $1.9 billion net to the Corporation (2013 – $1.7 billion), to lock in the risk-free component of interest rates for projected debt refinancings over the next three years at an average risk-free rate of 2.70% (2013 – 2.53%). The effective rate will be approximately 3.92% (2013 – 3.76%) at the time of issuance which reflects the premium relating to the steepness of the yield curve during this period. This represents approximately 30% of expected issuance into the North American and UK markets (2013 – 50%) at our share in the next 3 years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond, such that a 10 basis-point increase in the interest rate would result in a $28 million positive mark-to-market (2013 – $25 million), and $21 million net to Brookfield (2013 – $14 million), being recorded in other comprehensive income and vice versa.

LIQUIDITY

Overview

As an asset manager, most of our capital transactions and liquidity activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre-determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at December 31, 2014, core liquidity at the corporate level was $2.2 billion, consisting of $0.9 billion in net cash and financial assets and $1.3 billion in undrawn credit facilities. Aggregate core

56    BROOKFIELD ASSET MANAGEMENT

liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BREP and BIP, and was $6.9 billion at the end of the year, approximately $1.1 billion higher than at the end of 2013. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Uninvested capital in our private funds totalled $6.9 billion at December 31, 2014.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
AS AT DECEMBER 31 (MILLIONS)	2014	2013	2014	2013	2014	2013
Cash and financial assets, net	$897	$814	$2,340	$913	$3,237	$1,727
Undrawn committed credit facilities	1,254	1,405	2,425	2,733	3,679	4,138

	$2,151	$2,219	$4,765	$3,646	$6,916	$5,865

On a consolidated basis, our two largest normal course capital requirements are the funding of debt maturities and acquisitions. As a result of our financing strategy, the quality of our assets and emphasis on investment grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity to lessen exposure to capital market dispositions. Most of our acquisitions are completed by private funds or listed partnerships that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or managed entities such as our listed partnerships. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.

We and our listed subsidiaries enter into commitments to provide capital to the private funds that we manage, similar to the commitments that our clients make. In the case of our property and infrastructure funds, these commitments are expected to be funded by our listed partnerships, specifically BPY, BREP and BIP, although in certain circumstances the agreements provide that the Corporation will fund any commitments that our listed entities fail to fund. As at December 31, 2014 the company had commitments of $3.4 billion to funds, of which $2.9 billion is expected to be funded by managed entities and the balance by the Corporation. In addition, we had $6.9 billion of commitments from third-party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.

We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

As discussed further on pages 64 and 65, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

On a deconsolidated basis, our primary sources of recurring cash flow are asset management revenues other than carried interests and distributions from our listed partnerships. During 2014 we earned $763 million of asset management revenues which contributed $378 million of fee related earnings after direct costs. We received $1,014 million in distributions from our listed securities during 2014 and have the ability to distribute surplus cash flow of controlled, privately held, investments. Recurring liquidity and capital requirements at the corporate level are typically limited to the payment of interest and dividends, as well as operating expenses. Interest expense and preferred share distributions totalled $232 million and $154 million, respectively, during 2014. Corporate operating expenses and cash taxes totalled $133 million.

Our principal liquidity needs at the corporate level include: debt service and principal repayment obligations; capital calls from funds to which we have committed capital, which typically is at our discretion as we manage the funds; discretionary investments to fund acquisitions and capital expansion projects, including participation in equity issues by our principal investee companies; payments related to financial instruments such as interest rate and foreign currency contracts; payments related to our energy marketing initiatives, when realized prices on power sales are less than the contracted price paid to BREP; ongoing corporate operating costs; and dividend payments declared by our Board of Directors. We describe our contractual obligations on page 59.

We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. We typically refinance debt in advance of maturity. Most of the our capital at the corporate level is invested in publicly listed securities, in particular

2014 ANNUAL REPORT    57

our listed partnerships and we have the ability to sell a portion of our interests in the listed partnerships to generate additional liquidity. Our economic ownership interests BREP and BPY, at 63%, and 62%, respectively, are both well in excess of what we expect our longer term ownership positions to be. We also receive capital distributions from time to time from asset sales by private funds that we hold direct interests in, such as our private equity funds, and from the sale of directly held assets.

We hold much of the capital invested by the Corporation in the form of listed equity securities which, as noted above, provide us with important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio.

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.06	$11,042[3]	$588[3]
Brookfield Renewable Energy Partners	172.3	1.66	5,329	286
Brookfield Infrastructure Partners	59.8	2.12	2,504	127
Norbord	27.8	0.80	618	25
Ainsworth Lumber Co. Ltd.	53.7	—	154	—
Acadian Timber Corp.	7.5	0.73	98	6

			$19,745	$1,032

1.	Based on current distribution policies
2.	Quoted value using December 31, 2014 public pricing
3.	Quoted value includes $1,250 million of preferred shares and distributions includes $76 million of preferred distributions

Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable energy and infrastructure businesses through listed entities will significantly increase our capital resources and liquidity and reduce our capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. This will likely involve the issuance of equity by these entities from time to time, and we may participate in such equity issues, however, the extent of our participation is at our discretion. Furthermore, we may have the opportunity, but not the obligation, to provide other forms of financing to these entities if we believe it is appropriate. We may from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013
Operating activities	$2,574	$2,278
Financing activities	6,633	2,710
Investing activities	(9,596)	(4,041)

Change in cash and cash equivalents	$(389)	$947

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $2.6 billion in 2014, $296 million higher than in 2013. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. We also deduct other income and gains from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which generated $57 million of cash flow for 2014 (2013 – outlay of $378 million). Cash flow prior to non-cash working capital and residential inventory was $3.1 billion during 2014 which was largely consistent with 2013.

Financing Activities

The company generated $6.6 billion of cash flows from financing activities compared to the $2.7 billion in the comparative period. Property-specific financings generated net cash proceeds of $2.3 billion (2013 – $1.0 billion) and our subsidiaries raised $2.3 billion, net of repayments, from credit facilities and note issuances as temporary financing for acquisitions, prior to establishing long-term debt or calling capital from fund partners (2013 – $0.7 billion). This included $1.7 billion to fund the cash portion of the privatization of our office property subsidiary by BPY. We raised $5.7 billion of capital from our institutional

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private fund partners and other shareholders (2013 – $3.2 billion) to fund their portion of acquisitions, which included capital calls under contractual commitments as well as $1.8 billion of exchangeable preferred equity units issued by BPY. We distributed and repaid $5.6 billion to private fund and other investors, up from the $2.5 billion in distributions and repayments in the prior year. We also issued C$800 million of corporate preferred securities and C$500 million of corporate debt which refinanced preferred shares and capital securities at lower rates. Financing activities in the prior year include the distribution of the proceeds from two large asset sales, including the sale of a paper and packaging investment in a private equity fund and timberlands in a sustainable resource fund, and a $905 million payment to settle a long-dated interest rate swap liability.

Investing Activities

During 2014 we invested $16.3 billion and generated proceeds of $6.7 billion from dispositions for net cash deployed in investing activities of $9.6 billion. This compares to net cash investments of $4.0 billion in 2013. Investing activities included the $1.7 billion cash consideration paid by BPY to privatize Brookfield Office Properties, but excluded the $3.3 billion of BPY equity units issued on the transaction. We acquired $6.0 billion of consolidated subsidiaries which includes investing $1.2 billion in a triple net lease portfolio, $1.1 billion in multifamily assets, $304 million in a portfolio of office parks in India, $909 million in hydroelectric generation assets in the northeastern U.S and $718 million in wind generation assets in Ireland. We also invested $850 million in a rail logistics operation in South America, $517 million in distressed debt investments, $266 million hotels in the U.S. and made $0.9 billion in capital expenditures on our property development projects. As noted in financing activities above, we set aside $1.8 billion as restricted cash on deposit for our follow-on acquisition in Canary Wharf.

Dispositions totalled approximately $6.7 billion, down from $7.3 billion prior year. As discussed in financing activities above, the prior year included the disposition of two large consolidated operations for gross proceeds of approximately $2.8 billion, whereas in the current period the largest dispositions include an office property in the UK for proceeds of approximately $510 million and the sale of our remaining interest in a forest products investment in our private equity operations for approximately $350 million.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Corporate borrowings	$—	$712	$1,161	$2,202	$4,075
Principal repayments
Non-recourse borrowings
Property-specific mortgages	3,596	11,980	7,449	17,339	40,364
Other debt of subsidiaries	835	3,495	1,984	2,015	8,329
Subsidiary equity obligations	454	129	—	2,958	3,541
Accounts payable and other
Capital lease obligations	3	1	3	44	51
Other	9,881	368	83	25	10,357

Commitments	822	—	—	265	1,087
Operating leases	54	145	97	1,704	2,000

Interest expense[2]
Long-term debt	2,377	2,131	4,446	6,653	15,607
Subsidiary equity obligations	121	306	199	368	994

1.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.1 billion (2013 – $0.9 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. The company is required under certain circumstances to purchase BPY’s preferred equity units at redemption, as described on pages 54 and 60, and accordingly, commitments in 2014 include $265 million, which represents the value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1,535 million was recorded within subsidiary equity obligations. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third

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parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Our wholly owned energy marketing group has committed to purchase power and other wind generation produced by 63% owned BREP as previously described on pages 44 and 45.

The Corporation has entered into arrangements with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS

As discussed elsewhere in this MD&A we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

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PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating platforms have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

RISK MANAGEMENT

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management.

The assessment and management of risk is the responsibility of the company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating platform level, as the risks vary based on the unique business and operational characteristics. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

At the same time, we utilize a coordinated approach among our corporate group and our operating platforms to risks that can be more pervasive and correlated in their impact across the organization, such as foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly coordinated to ensure consistent focus on organizational objectives.

The company’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to coordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the Corporation.

These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and coordinate risk assessment and mitigation on an enterprise-wide basis;

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•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety and environmental matters; and

•	Disclosure Committee to oversee the disclosure of non-financial information.

The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include discussing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our equity. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

a)	Ownership of Common Shares

The trading price of our Class A shares as well as the dividends paid to holders of our Class A shares are subject to volatility and cannot be predicted.

The historical and potential future returns of the assets and public and private limited partnerships that we manage may not be directly linked to returns on our Class A shares. Therefore, any continued positive performance of the assets and limited partnerships we manage may not necessarily result in positive returns on an investment in our Class A shares. However, poor performance of these assets and limited partnerships would cause a decline in our revenue and would therefore have a negative effect on our performance and possibly the returns on an investment in our Class A shares.

Our shareholders may not be able to resell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the company and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.

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b)	Reputation

Certain actions or conduct could have a negative impact on stakeholders’ perception of us and may adversely impact our financial performance and ability to attract and retain capital.

The growth of our asset management business relies on continuous fundraising for various products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients and to pursue investment opportunities for us and the public and private limited partnerships we manage. If we are unable to continue to raise capital from third party investors, we would be unable to collect fees, which would materially reduce our revenue and cash flow and adversely affect our financial condition. Our ability to continue to raise capital from third party investors depends on a number of factors, including certain factors that are outside our control.

Poor performance of any kind could damage our reputation with current and potential limited partners, making it more difficult for us to raise new capital. Investors may decline to invest in current and future limited partnerships and may withdraw their investments from our limited partnerships as a result of poor performance in the limited partnerships in which they are invested, and investors in our private funds may demand lower fees or fee concessions for new or existing funds, all of which would decrease our revenue.

The governing agreements of our private funds provide that, subject to certain conditions, third party investors in those funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund for convenience. Any negative impact to our reputation as an asset manager or otherwise would be expected to increase the likelihood that a fund could be terminated by investors for convenience. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “clawback” obligation.

We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or that of the portfolio companies in which we and our limited partnerships invest. We may face increased risk of misconduct to the extent our capital allocated to emerging markets increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.

We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our limited partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective.

Because of our various lines of businesses, we may be subject to a number of actual and potential conflicts of interest than that to which we would otherwise be subject if we had just one line of business. In addressing these conflicts, we have implemented certain policies and procedures that may reduce the positive synergies that we cultivate across these businesses. It is also possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to raise additional funds and a reluctance of counterparties to do business with us.

Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that the new strategies may conflict, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control.

c)	Investment/Capital Allocation

Our investment returns or those of our managed limited partnerships could be lower than expected.

The successful execution of our value investment strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.

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Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. However, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant facts that may be necessary or helpful in evaluating an opportunity; or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or be unable to quickly and effectively integrate new acquisitions into our existing operations.

In addition, liabilities may exist that we or our limited partnerships do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our limited partnerships may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition agreement. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Alternatively, we may be required to sell a business before it has realized our expected level of returns.

We often pursue investment opportunities that involve business, regulatory, legal and other complexities that may deter other investors. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute; it can be more difficult to manage or realize value from the assets acquired in such transactions; and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could harm the performance of our investments.

If any of our limited partnerships performed poorly, our fee-based revenue and cash flow would decline. Moreover, we could experience losses on our own capital invested in our limited partnerships as a result of poor investment performance. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our limited partnerships to the extent those concentrated investments perform poorly.

Competition from other asset managers for public and private institutional capital is fierce and poor investment performance could hamper our ability to compete for those sources of capital or force us to reduce our management fees. If poor investment returns prevent us from raising further capital from our existing limited partners, we may need to identify and attract new investors in order to maintain or increase the size of our limited partnerships, and there are no assurances that we can find new investors. If we cannot raise capital from third-party investors, we will be unable to deploy their capital into investments and collect management fees, and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.

In pursuing investment returns, we and our limited partnerships face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us, which are outside our control. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds or a lower cost of capital, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fees structure, including with respect to base management fees, carried interest or other terms. These pressures could reduce investment returns and negatively affect our overall revenues, operating cash flows and financial condition.

d)	Currency Risk and other Financial Exposures

Foreign exchange rate fluctuations and the use of or failure to use derivatives to hedge certain financial positions could adversely impact our financial performance.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position.

Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of this risk may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.

There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset, and derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our Treasury and Financial Risk Management Policy utilized to govern the management of our financial risks may not be followed or it may be followed and not effective at managing financial risks.

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The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing federal oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on the company. If our derivative transactions are required to be executed through exchanges or regulated facilities we will face incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis, which would increase our liquidity risk. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income.

We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the composition of the risks we hedge. Regulation of the derivatives markets may significantly increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the market for derivatives, all of which may reduce the company’s use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

e)	Laws, Rules and Regulations

Failure to comply with laws, regulatory requirements and listing exchange requirements could damage our reputation.

There are many laws, governmental rules and regulations and stock exchange rules that apply to us, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our customers, clients or partners. The failure of us or our publicly listed affiliates to comply with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.

Our asset management business is subject to substantial and increasing regulatory compliance and oversight. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability.

We acquire and develop primarily property, renewable energy and infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.

Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, private parties have the right to pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide any coverage or sufficient coverage in the event that a successful claim is made against us.

Our broker-dealer business is regulated by the United States Securities and Exchange Commission (the “SEC”), the Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

The advisors of certain of our limited partnerships are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisors Act of 1940, which grants supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws and regulations. In the event that such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply with such obligations could result in investigations, financial or other sanctions, and reputational damage.

The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. We are not currently nor do we intend to become registered as an investment company under the 40 Act. In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make; and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company under the 40 Act, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities), issuing certain securities and be required to limit the amount of investments that we make as principal.

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f)	Governmental Investigations and Anti-Bribery and Corruption

Our policies and procedures designed to ensure strict compliance with applicable laws, including anti-bribery laws and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.

We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal (“investigations”). These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act.

Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our limited partnerships invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India, Latin America and the Middle East. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

The increased global focus on anti-bribery and corruption enforcement may also lead to more governmental investigations, audits and inquiries, both formal and informal in this area, the results of which cannot be predicted. For example, in 2012 we were notified by the U.S. Securities and Exchange Commission (“SEC”) that the SEC was conducting an anti-bribery and corruption investigation related to a Brazilian subsidiary of ours that allegedly made payments to certain third parties in Brazil and those payments were, in turn, allegedly used, with our knowledge, to pay certain municipal officials to obtain permits and other benefits. The U.S. Department of Justice (“DOJ”) opened an investigation in 2013. A civil action against our Brazilian subsidiary by a public prosecutor in Brazil has been ongoing since 2012. All involved have denied the allegations. The SEC and DOJ sought information from us and we cooperated with both authorities in this regard. In 2012, a leading international law firm conducted an independent investigation into the allegations, and based on the results of that investigation we have no reason to believe that our Brazilian subsidiary or its employees engaged in any wrongdoing. We hope to resolve this matter in due course and do not expect that any legal outcome will be financially material to the company.

g)	Financial Reporting and Disclosure

Deficiencies in financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation.

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards.

However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all.

Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. In this regard, we maintain a Disclosure Policy which stipulates, among other things, that all material disclosures be approved by a disclosure committee and that only certain employees are permitted to provide disclosures to third parties on behalf of the company.

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There is no guarantee that our policies and procedures governing disclosures will ensure that all material information regarding the company is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

h)	Economic Conditions

Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.

We are exposed to the local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to the following: credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates and general economic uncertainty.

Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices, (ii) the liquidity of investments made by us and our limited partnerships, (iii) the value or performance of the investments made by us and our limited partnerships, and (iv) the ability of us and our limited partnerships to raise or deploy capital, each of which could materially reduce our revenue and cash flow and adversely affect our financial condition.

In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. and Canada to our operations, an economic downturn in North America could have a significant adverse effect on our operating margins and asset values.

Our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.

If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations and pay dividends to our shareholders. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash (such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage).

i)	Geopolitical

Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.

We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly understand and comply with the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not understand and comply with our well-established culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our limited partnerships.

Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) higher rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.

j)	Interest Rates

Rising interest rates could adversely impact our financial performance.

A number of our long-life assets are interest rate sensitive. Increases in long-term interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.

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Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk. In addition, interest rates are at historically low levels. These rates may remain relatively low over the short to medium term , but they will rise at some point in the future, either gradually or abruptly. Should interest rates increase, the amount of cash required to service these obligations would increase and our earnings could be adversely impacted.

k)	Human Capital

Ineffective maintenance of our culture or ineffective management of human capital could adversely impact our financial performance.

We face competition in connection with the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.

Our senior management team has a significant role in our success and oversees the execution of our strategy. Our ability to retain and motivate our management group or attract suitable replacements should any members of our management group leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.

We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.

Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our limited partnerships and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our limited partnerships and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our growth strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation across our organization and our team-oriented management structure, which may not materialize in the way we expect.

A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing agreements expire we could experience a work stoppage, which could result in significant disruption in the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

l)	Financial and Liquidity

We may not have cash available to meet our financial obligations when due.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We attempt to match the profile of any leverage to the associated assets. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness on our assets at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors, including factors beyond our control; and (v) if we are able to refinance our assets, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. Regulatory changes, including, for example, standards for banks under Basel, may also result in higher borrowing costs and reduced access to credit.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms or raise equity, causing dilution to existing shareholders. If we are required to repay indebtedness using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, this could reduce the dividends paid to our shareholders. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, a creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

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The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.

Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases, we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing. We may be unable to complete such syndications or assignments, which may increase the amount of capital that we are required to invest. Such an outcome can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

m)	Tax

Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.

Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our limited partnerships, and the willingness of investors to invest in our limited partnerships. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret any tax policy, legislation or practice.

Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could also face reputational risk as a result of negative media coverage of our tax planning or otherwise.

n)	Health, Safety and the Environment

Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and contaminated lands, and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our business.

We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on our business.

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Health, safety and environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health and safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures.

As an owner and operator of real assets, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or disposed of at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our business. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings against us.

o)	Catastrophic Event/Loss and Cyber terrorism

Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as deliberate cyber terrorism, could adversely impact our financial performance.

Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could impact our operations and financial results.

Ongoing changes to the physical climate in which we operate may have an impact on our businesses. In particular, changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, or result in the imposition of new property taxes. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our real estate portfolio. Renewable energy and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations who seek to disrupt the backbone of Western economies. A terrorist act affecting us could have an adverse effect on our operating results and cash flows. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.

We rely heavily on our financial, accounting, communications and other data processing systems. Our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber attacks and other means, and could originate from a wide variety of sources, including our own employees or unknown third parties outside the company.

Although we have implemented measures to ensure the integrity of our information technology systems, there can be no assurance that these measures will provide adequate protection. If our information systems are compromised, do not operate properly or are disabled, we could suffer financial loss and/or a disruption in one or more of our businesses. This could have a negative impact on our operating results and cash flows, or result in reputational damage.

p)	Dependence on Information Technology Systems

The failure of our information technology systems could adversely impact our reputation and financial performance.

We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

q)	Litigation

We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in

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our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our limited partnerships may subject us, our limited partnerships and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.

Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, we may not have control over the decisions made with respect to certain legal cases that impact us and the way we approach the management of litigation across the organization may be inconsistent.

The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful, any litigation has the potential to adversely affect our business, including by damaging our reputation.

r)	Insurance

Losses not covered by insurance may be large, which could adversely impact our financial performance.

We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies may not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third-party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets.

Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on any related properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

We also carry directors and officers liability insurance, or D&O insurance, for losses or advancement of defense costs in the event a legal action is brought against the company or its directors or officers for alleged wrongful acts in their capacity as directors or officers. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to protect the company against liability for the conduct of its officers and directors. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party, could make a claim for recovery.

s)	Credit

Inability to collect amounts owing to us could adversely impact financial performance.

Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, government agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.

We have business lines whose model is to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.

Investors in our private funds make capital commitments to our funds through the execution of subscription agreements. When a fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations to our private funds, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations.

t)	Property

We face risks specific to our property activities.

We invest in high-quality commercial properties and are therefore exposed to certain risks inherent in the commercial property business. Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.

Our retail property operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties.

In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues. Further, our retail property leases generally do not contain provisions designed to ensure the creditworthiness of the tenant. The bankruptcy or closure of a national tenant or the voluntary or involuntary closure of stores in our properties may adversely affect our revenues.

We are subject to a range of operating risks common to the hospitality and multifamily industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations, or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single family homes which are available for rent or purchase in the markets in which our properties are located. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired property, as well as on the rents realized.

u)	Renewable Energy

We face risks specific to our renewable energy activities.

Our renewable energy operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind and other elements beyond our control. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water levels at our North American power generating operations could occur at any time and potentially continue for indefinite periods.

A significant portion of our renewable energy operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors and we cannot accurately predict future electricity prices. Additionally, a significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Such failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or future development of our power generation projects.

In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our power generation assets are located in remote areas which make access for repair of damage difficult.

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v)	Infrastructure

We face risks specific to our infrastructure activities.

Our infrastructure operations include utilities, transport, energy, timberlands and agrilands operations. These operations include toll roads, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.

Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned or we may not be able to recover our initial cost.

General domestic and global economic conditions affect international demand for the commodities handled by our infrastructure operations and the goods produced and sold by our timberlands and agrilands business. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, is not always possible or fully effective.

Our infrastructure operations may require substantial capital expenditures in the future to maintain our asset base. Any failure to make necessary capital expenditures to maintain our operations in the future could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditure based upon the rates our operations are able to charge.

Our infrastructure operations require the usage of large areas of land for construction and operation. Although we believe that we have valid land use rights necessary for our operations, not all of our rights are registered against the lands to which they relate and may not bind subsequent owners. They may also be subject to First Nations claims by indigenous inhabitants.

w)	Private Equity

We face risks specific to our private equity activities.

The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of investment income that they generate. Even with our support of investee companies through an economic downturn, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.

Our private equity funds may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction in which the business is involved either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price to the private equity fund of the securities or other financial instruments in respect of which such distribution is received. In addition, if an anticipated transaction does not in fact occur, the private equity fund may be required to sell its investment at a loss. Investments in troubled companies often become subject to legal proceedings and therefore our investment may be adversely affected by legal developments beyond our control.

x)	Residential Development

We face risks specific to our residential development activities.

Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.

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Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Fundamentally, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.

We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain and, as a result, the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may in the future acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development. If there are subsequent changes in the fair value of our land holdings which we determine is less than the carrying basis of our land holdings reflected in our financial statements plus estimated costs to sell, we may be required to take future impairment charges which would reduce our net income.

y)	Service Activities

We face risks specific to our service activities.

We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which may not materialize, and they face uncertainty related to contract award timing. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts.

Fluctuating demand cycles are common in the service industry. These fluctuations can have a significant impact on the degree of competition for available projects and the awarding of new contracts, and as a result there may, from time to time, be significant and unpredictable variations in the financial results of these businesses. In our construction business, the ability of the private and/or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs.

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PART 6 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Other

Other estimates and assumptions utilized in the preparation of the company’s financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and fair value of assets held as collateral.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

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a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exits to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine whether the governing documents of each entity convey a right to cash or other financial assets, or if assets can be distributed on liquidation.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.

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Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company has not yet determined the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Assessment and Changes in Internal Control Over Financial Reporting

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2014 and based on that assessment concluded that, as of December 31, 2014, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2014. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.

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Declarations Under the Dutch Act of Financial Supervision

The members of the Corporation’s Corporate Executive Board (as such term is defined in the Dutch Act of Financial Supervision (the “Dutch Act”) as required by section 5:25d, paragraph 2, under c of the Dutch Act, confirm that to the best of their knowledge:

•

The 2014 Consolidated Financial Statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the Consolidated Financial Statements taken as whole; and

•

The management report included in this MD&A gives a true and fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the Consolidated Financial Statements taken as a whole as of December 31, 2014.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following is a list of significant related party transactions of the Corporation during the years ended December 31, 2014 and December 31, 2013.

In 2013, we entered into a $500 million three-year subordinated credit facility with wholly owned subsidiaries of BPY which was subsequently increased to a notional amount of $1.0 billion in 2014. $570 million was drawn on the facility at year end. The terms of the facility, including the interest rate charged by the Corporation, are consistent with market practice given BPY’s credit worthiness and the subordination of this facility. All transactions related to this facility have been approved by the independent directors of BPY.

The Corporation has entered into arrangements with respect to $1.2 billion of the $18 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021 and 2024. The Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% at the exchange price of $25.70 per unit at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2014 ANNUAL REPORT